SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n°01.545.826/0001-07

NIRE 35.300.147.952

Companhia Aberta

MANAGEMENT PROPOSAL

ANNUAL GENERAL MEETING

APRIL 19, 2013

INDEX

PROPOSAL FOR THE ANNUAL GENERAL MEETING	3

ANNEX I –	6

ANEXO II - REMUNERAÇÃO DOS ADMINISTRADORES	[39]

ANEXO III – PERFIL DOS CANDIDATOS AO CONSELHO FISCAL	[71]

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) no. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

Dear Shareholders,

Below we present for your appreciation the management proposal for the matters on the agenda of the Company’s Annual General Meeting to be held on April 19, 2013:

1. Review the management accounts and examine, discuss and vote on the financial statements relative to the fiscal year ended December 31, 2012.

We propose that the management accounts and financial statements for the 2012 fiscal year, as disclosed on March 11, 2013 on the websites of the Brazilian Securities and Exchange Commission ("CVM") and the BM&FBOVESPA S.A. - São Paulo Stock, Commodities and Futures Exchange ("BM&FBovespa”) via the Periodic Information System (IPE) and on March 12, 2013 in the newspapers O Estado de São Paulo and the Official Gazette of the State of São Paulo

(“Financial Statements”) be approved without reservations.

Considering that the Company recorded a loss in the fiscal year ended December 31, 2012, there is no proposal to be presented on the distribution of profits, therefore impairing the presentation of information required by Annex 9-1-II of CVM Instruction no. 481 of December 17, 2009 (“CVM Instruction 481/09"). For the same reason, we propose that no dividends be distributed.

As per Article 9, paragraph III of CVM Instruction 481/09, the management’s comments on the Company’s financial situation are detailed in Appendix I of this proposal.

In compliance with the provisions of Article 9, V and paragraph 1, III of CVM Instruction 481/09, the opinion of the Fiscal Council and the Audit Committee are available at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of the BM&FBOVESPA S.A. – São Paulo Stock, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

2. Establishment of the total management compensation for the 2013 fiscal year.

We propose that the total management compensation for the 2013 fiscal year be established at up to R$18,399,696.78 for the current fiscal year, from January to December of 2013.

As per Article 12 of CVM Instruction 481/09, the information necessary for analysis of the management compensation proposal can be found in detail in Appendix II of this proposal.

Please note that the limit proposed above includes fixed and short-term variable compensation for the management, as well as any benefits provided or supported by the Company. As further clarification, this amount does not include social charges or expenses associated with the recognition of the fair value of stock options that may be granted by the Company and are only recognized in the Company’s accounting, incurred under the Stock Option Plan previously approved by the Company's shareholders at General Meeting.

The Company maintains a short-term variable compensation program that is connected to achievement of specific goals that are established, agreed upon and approved by the Board of Directors at the start of each year. For the 2012 fiscal year, a series of goals was established, including the following mandatory metrics: (i) operating cash flow; and (ii) leverage (Net Debt + Obligations) / (Shareholders’ Equity + Minority Interests). For the 2013 fiscal year, the mandatory metrics will be: (1) leverage (Net Debt + Obligations) / (Shareholders’ Equity + Minority Interests); and (2) net income.

We also inform that, on the Annual General Meeting held on 2012 was approved a global limit of compensation for management in the amount of R$17,041,926.40, of which the total amount of R$16,317,927.63 was effectively paid. The total amount of management compensation proposed in the Annual General Meeting held on 2012 was restated by inflation of the period, resulting in the proposed amount for 2013.

3. Installation and establishment of the number of members that should compose the Company’s Fiscal Council.

Considering that the term of office has ended, we propose the installation of the Company’s Fiscal Council. Once installed, in compliance with the provisions of Article 43 of the Company’s Bylaws, we propose that the Company’s Fiscal Council be composed of 3 (three) sitting members with an equal number of alternates.

4. Considering that the term of office has ended, election of the members of the Company’s Fiscal Council.

We propose the election of the following members and their respective alternates for a term of office that will end on the date of the 2014 Annual General Meeting, to wit, as sitting members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian, business administrator, married, bearer of ID card (RG) no. 9.369.027 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 769.488.977-20, resident and domiciled in São Paulo, São Paulo State at Rua Dr. José Maria Whitaker 310, apto. 4, Edif. Figueira, CEP 05622-001, (ii) Adriano Rudek de Moura, Brazilian, accountant, married, bearer of ID card (RG) no. 13.126.515-5 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 037.059.028-73, resident and domiciled in São Paulo, São Paulo State at Rua Verbo Divino, 1488, 7º andar, CEP 04719-904, and (iii) Luis Fernando Brum de Melo, Brazilian, economist, single, bearer of ID card (RG) no. 6.064.143.776 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 964.918.410-49, resident and domiciled in São Paulo, São Paulo State with offices at Av. Paulista 2.300, 11º andar, Cerqueira César, CEP 01310-300; and as alternates: (i) Marcello Mascotto Iannalfo, Brazilian, economist, married, bearer of ID card (RG) no. 16.994.226-0 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 101.947.028-39, resident and domiciled in São Paulo, São Paulo State at Rua Evangelina de Toledo Pizza Wodianer, 165, casa 1, CEP 04640-055, (ii) Marcelo Martins Louro, Brazilian, business administrator, married, bearer of ID card (RG) no. 19.994.703 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 118.319.918-02, resident and domiciled in São Paulo, São Paulo State at Rua Iaiá 127, CEP 04542-060, and (iii) Laiza Fabiola Martins de Santa Rosa, Brazilian, economist, single, bearer of ID card (RG) no. 32.677.183-9 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 294.953.408-29, resident and domiciled in São Paulo, São Paulo State with offices at Avenida Paulista 2.300, 11º andar.

As per Article 10 of CVM Instruction 481/09, the information relative to the candidates to the position of member of the Fiscal Council supported by the Company is detailed in Appendix III of this proposal.

5. Establishment of the total compensation of the Members of the Fiscal Council for the 2013 fiscal year.

We propose that the total compensation for fiscal council members for the 2013 fiscal year be established at up to R$186,000.00.

As per Article 12 of CVM Instruction 481/09, the information necessary for analysis of the management compensation proposal can be found in detail in Appendix II of this proposal.

São Paulo, March 18, 2013.

The Management

Gafisa S.A.

APPENDIX I

As per Appendix 24, item 10 of CVM Instruction no. 480 of December 17, 2009

10. MANAGEMENT COMMENTS

10.1.

a) general financial condition and assets

The management believes that Company is one of the leading players in the real estate development market, operating nationally with a focus on high-quality residential undertakings targeting all income brackets.

The Company’s revenue is largely derived from the development and sale of real estate projects. The Company recognizes the revenue from these real estate projects during the construction period, based on a financial calculation related to the value of the project on completion, and not when the sales contracts are signed. On a smaller scale, the Company also generates revenue from the provision of real estate services, such as construction, technical and real estate management, to third parties. The Company structures some of its projects through its subsidiaries or jointly controlled affiliates, set up as specific purpose enterprises (SPE).

The Company’s current working capital is sufficient for its present requirements and its cash position, including loans to third parties, and to meet the financing of all its activities and cover its capital requirement, for at least the next 12 (twelve) months.

The Management understands that the Company has sufficient financial resources and shareholders’ equity to implement its business plan and comply with its short-to-medium-term obligations.

In the fourth quarter of 2011, we implemented a new operating structure organized by brand, naming the respective executive officers responsible for delivering results, redefining operations as follows:

  Gafisa: Focus on operations in its core markets, São Paulo and Rio de Janeiro, where the business unit has performed well due to its experience, accumulated know-how and strong, established supplier network, in addition to conclusion of projects launched in non-core markets
  Tenda: Temporary reduction of operations until complete control over the financial and operational construction cycle can be achieved to adjust its business model for new launches under the new structure, which depends on meeting basic conditions in each strategic market (São Paulo, Rio de Janeiro, Northeast and Minas Gerais): control over the financial cycle through the launch of contracted projects and sale of units that can be immediately transferred to financial institutions, control of the construction cycle with the use of aluminum frames to minimize this cycle and ensure greater standardization, and the procurement of sufficient land bank to ensure operating continuity for projects with minimum scale; and
  Alphaville: prioritized capital allocation to the business unit, maintaining balance between growth and profitability.
  Corporate: Creation of the Gafisa Service Center (CSG) that is responsible for supporting the brands as they execute their "middle” operations, including accounts payable, accounts receivable, accounting, collections, and credit analysis, among others, to allow each brand to focus 100% on operations.

As a result of these changes and reviews, the Company registered adjustments and provisions on the order of R$889.5 million (31% in Gafisa and 69% in Tenda) distributed among the years of 2010 and 2011 (83% accounted in 2011 and 17% in 2010). These adjustments and provisions did not impact the Company’s liquidity or its ability to honor its commitments, improved by the successful execution of these structural and operational changes. The consolidated operational cash flow of R$1.04 billion exceeded the maximum guidance for 2012 of between R$600.000 and R$800.000 million.

Throughout 2012, the Company laid the foundations to generate solid, consistent returns for shareholders. The Company has positioned itself conservatively, prioritizing cash flow and net debt reduction, restructuring the debt profile and reducing launches, while still generating an appropriate volume of business.

As a result of these initiatives, Gafisa currently enjoys a comfortable cash position that is sufficient to finance our operations and honor our obligations for 2013. With these actions, the Company is clearly seeing a turnaround in its recent history.

The key indicators of the Company have improved significantly. The Gafisa Group closed 2012 with R$1.68 billion in cash and cash equivalents, up over the R$983.660 million reported at the close of 2011. The Company’s total debt remained stable at R$4.24 billion, compared to R$4.17 billion in 2011, while net debt fell from R$3.24 billion in the previous year to R$2.56 billion on December 31, 2012 due to the Company's operating cash flow.

Leverage as measured by debt/shareholders' equity, fell to 0.95x on December 31, 2012, compared to 1.18x on December 31, 2011. Excluding Project Finance, this net debt/equity ratio reached 15%, down 31% over the 46% reported at the close of 2011.

b) capital structure and possibility of share or quota redemption

The Company’s shareholders’ equity on December 31, 2012 was R$2.692 billion, down 2.0% or R$54.7 million over December 31, 2011.

On December 31, 2012, the Company’s cash position was R$1,681 million. On the same date, Gafisa’s debt and obligations to investors totaled R$ R$2,559 billion, resulting in a net debt and obligations with investors of shareholders' equity and minority interests of 95.0%, compared to 118.1% on December 31, 2011.

The Company’s shareholders’ equity on December 31, 2011 was R$2.7 billion, down 24% or R$885 million over December 31, 2011. This reduction is chiefly due to the R$889.5 million in adjustments, with 31% at Gafisa and 69% at Tenda, distributed among 2010 and 2011 in the proportion of 83% recorded in 2011 and 17% in 2010.

On December 31, 2011, the Company’s cash position was R$983.660 million. On the same date, Gafisa’s debt and obligations to investors totaled R$ R$3.2 billion, resulting in a net debt and obligations with investors of shareholders' equity and minority interests of 118.1%, compared to 68.6% on December 31, 2010.

There is no condition for redemption of shares issued by the Company other than those provided by law and there are no provisions in the Company’s Bylaws regarding the formula for the calculus of the amount of redemption.

The Company obtains financing for its operations by means of its own capital or from third parties, and there is no standards previously defined for which source shall be adopted for each operation.

c) capacity for payment in relation to the financial commitments assumed

We issued the fifth series of Company debentures in 2008, raising R$250 million, and invested most of the financial resources raised in the previous fiscal year due to the financial crisis that affected key global markets. On December 31, 2008, we posted a net debt together with obligations to investors of R$1,247 million, representing 59.8% of shareholders’ equity and minority interests on the same date.

We issued the Company’s sixth and seventh series of debentures in 2009, raising R$250 million and R$600 million, respectively, for the Company. On December 31, 2009, we posted a net debt together with obligations to investors of R$1,998 million, representing 83.8% of shareholders’ equity and minority interests on the same date.

In March of 2012, we issued shares, raising approximately R$1 billion. In November of 2012, we issued the eighth series of Company debentures, raising R$300 million. On December 31, 2010, we posted a net debt together with obligations to investors of R$2.466 million, representing 67.9% of shareholders’ equity and minority interests on the same date.

We raised about R$840 million in 2011: R$230 million through Trade Promissory Notes, R$530 million by CCB-I and R$80 million through creation of paid usufruct over subsidiary dividends. On December 31, 2011, we posted a net debt together with obligations to investors of R$3.245 million, representing 118.1% of shareholders’ equity and minority interests on the same date.

In 2012, we raised about R$360 million: R$80 million through Trade Promissory Notes and R$280 million by CCB-I. On December 31, 2012, we posted a net debt together with obligations to investors of R$2,559 million, representing 95.0% of shareholders’ equity and minority interests on the same date.

As a result, we believe that our existing financial resources and operating cash flow generation will be sufficient to meet our liquidity needs and financial commitments already contracted.

d) sources of financing for working capital and investments in non-current assets used

As and when appropriate, the Company takes out debt with Brazil’s Housing Finance System (SFH), which offers lower interest rates than in the private market, and the amortization of which is made through the transfer of clients’ receivables from banks. The management intends for the Company to continue with its strategy to maintain low debt rates, made up largely of operations with the SFH, debentures with the federal savings bank, the Caixa Econômica Federal (CEF), or long-term operations.

The Company’s operations are mainly financed with real estate financing, the securitization of receivables and, in greater part, its operating cash flow. If necessary, and in accordance with market demand, the Company takes out long-term financing for the sale of its project developments.

In addition, the Company uses proceeds from debenture issues as a source of working capital (for more details about Company’s debenture issues please refer to Item 18.5).

Furthermore, in order to minimize the Company’s working capital requirement and maximize the return, it transfers to banks and sells on the market its portfolio of receivables from the units already completed.

In 2010, Company once again used the SFH, working capital and resources derived from debentures issues as sources of financing.

In 2011, Company used SFH, working capital and resources derived from Promissory Notes issuing as sources of financing.

In 2012, Company used SFH, working capital and resources derived from Promissory Notes issuing as sources of financing.

e) sources of financing for working capital needs and investments in non-current assets intended to be used to cover liquidity shortfalls

The Company does not currently have any approved line of credit for new working capital requirements, as the existing limit has already been fully drawn down. However, this does not exclude the possibility of structuring or obtaining new lines of credit for working capital depending on the instruments available and existing market conditions when contracted. The Company’s current profile of financing for working capital is mainly comprised of debentures, bank credit notes (CCB) and Promissory Notes (NP). For more information about Company’s indebtedness, please refer to explanatory notes 10 and 11 in the Standardized Financial Statements and Item 10.1(f) of the Reference Form.

f) levels of indebtedness and debt characteristics

As of December 31, 2012:

					To
R$ ‘000	Total	To Dec/2012	To Dec/2013	To Dec/2014		After 2016
					Dec/2015
Debentures	1,735,903	346,360	529,281	500,000	156,642	203,620
SFH	980,667	498,192	341,021	134,931	6,523	0
Working Capital	1,199,776	314,291	429,207	271,154	155,360	29,764
Total consolidated debt	3,916,346	1,158,843	1,299,509	906,085	318,525	233,384

% Total		29.6%	33.2%	23.1%	8.1%	6.0%

Debt Breakdown
	R$ ‘000%
Debentures	1,735,903	44%
Bradesco	517,332	13%
HSBC	231,018	6%
Banco do Brasil	309,523	8%
Others	1,122,570	29%
Debt Breakdown

As of December 31, 2011:

					To
R$ ‘000	Total	To Dec/2012	To Dec/2013	To Dec/2014		After 2016
					Dec/2015
Debentures	1,899,200	1,899,200
SFH	684,642	287,550	136,928	74,763	92,016	93,385
Working Capital	1,171,967	480,506	351,590	138,225	192,203	9,443

Total consolidated debt	3,755,809	2,667,256	488,518	212,988	284,219	102,828
% Total		71%	13%	6%	8%	3%

Debt Breakdown
	R$ ‘000%
Debentures	1,899,200	50.57%
Bradesco	601,996	16.03%
Votorantim	252,622	6.73%
HSBC	245,476	6.54%
Banco do Brasil	244,294	6.50%
Others	512,221	13.64%

As of December 31, 2010:

					To
R$ ‘000	Total	To Dec/2011	To Dec/2012	To Dec/2013		After 2015
					Dec/2014
Debentures	1,879,932	26,532	272,557	722,557	558,708	299,578
SFH	745,707	548,303	156,760	40,644	-	-
Working Capital	664,471	249,600	88,405	79,268	247,198	-
Total consolidated debt	3,290,110	824,435	517,722	842,469	805,906	299,578

% Total		25%	16%	26%	24%	9%

Debt Breakdown
	R$ ‘000%
Debentures	1,879,932	57.14%
Itaú Unibanco	383,314	11.65%
Santander	246,500	7.49%
Market	307,810	9.36%
Votorantim	222,450	6.76%
Banco do Brasil	113,625	3.45%
Others	136,479	4.15%

The Company’s indebtedness on December 31, 2010 was R$3.290 billion, mainly due to the issue of new debentures during 2010.

The Company’s indebtedness on December 31, 2011 was R$3.756 billion, mainly due to the issue of new bank credit notes (CCB).

The Company’s indebtedness on December 31, 2012 was R$3.916 billion, mainly due to the issue of new bank credit notes (CCB) and Promissory Notes. Among the main metrics used by the Company to calculate the level of its indebtedness is the level of net debt in relation to shareholders’ equity. On December 31, 2011, this indicator reached 118.1%, falling to 95.0% at the end of December of 2012. This reduction reflects cash flow in the period, despite the increase in gross debt. The Company’s long-term goal is to maintain this ratio below 70%.

For more details about Company’s indebtedness as a result of the issuance of debentures, please see item 18.5 below.

g) use limits of contracted financing

During the fiscal years ending on December 31, 2010, 2011 as well as December 31, 2011, the financing contracted by the Company for construction from the largest banks in Brazil under the scope of the SFH consist of financial resources for exclusive use in the works of the respective project undertakings. The resources are freed up during the physical and financial development of the project as required.

The Company’s position in terms to the lines of financing extended by the SFH in December 2010 stood at R$2.4 billion, with an outstanding balance of R$745.7 million, and in 2011, SFH lending totaled R$2.2 billion with an outstanding balance of R$684.6 million.

On December 31, 2012, Company’s position in terms of the lines of financing extended by the SFH was R$2.8 billion, with an outstanding balance of R$981 million.

Company has not signed any financial instruments with exposure to variations in the foreign exchange rate.

h) significant alterations in each item of the financial statements

CONSOLIDATED FINANCIAL STATEMENT FOR THE FISCAL YEAR

	2012	2011	2010
			(restated)

Gross operating revenue
Real estate development and sale and exchange	3,992,209	3,470,886	3,858,519
Provision for cancellations	252,993	(301,394)	(182,832)
Rendering of construction services	-	-	-
Deductions from gross revenue	(291,920)	(228,986)	(272,637)

Net operating revenue	3,953,282	2,940,506	3,403,050

Operating costs
Real estate development and sale	(2,941,025)	(2,678,338)	(2,460,918)

Gross operating profit	1,012,257	262,168	942,132

Operating revenue (expense)
Selling expenses	(308,333)	(393,181)	(266,660)
General and administrative expenses	(346,693)	(251,458)	(236,754)
Equity pick-up	-	-	-
Depreciation and amortization	(87,584)	(83,428)	(33,816)
Others	(97,842)	(34,540)	(12,173)
Expenses with impairment of non-financial assets	-	(102,485)	-

Gross profit before financial revenue and expense	171,805	(602,924)	392,729

Financial expenses	(287,569)	(252,876)	(210,202)
Financial revenue	80,629	92,973	128,085

Profit before income tax and social contribution and
attributable to minority shareholders	(35,135)	(762,827)	310,612

Expense with income tax and social contribution (current)	(42,753)	(73,207)	(11,834)
Revenue (expense) with income tax and social contribution
(deferred)	1,525	(69,155)	(10,294)

Total revenue (expense) with taxes	(41,228)	(142,362)	(22,128)

Net profit before minority interests	(76,363)	(905,189)	288,484

(-) Net profit attributable to minority shareholders	(48,141)	(39,679)	(23,919)
Net profit for the year	(124,504)	(944,868)	264,565

Operating Results related to the Fiscal Years ended December 31, 2012 compared with 2011

Gross Revenue from Sales and/or Services

The gross revenue generated from the development and sale of property and swaps totaled R$3.99 billion in the 2012 fiscal year, an increase of R$521 million or 15% compared with the same period in 2011, while gross revenue was R$3.47 billion.

Deductions from Gross Revenue – Taxes on Property Sales and Services

The deductions from gross revenue related to taxes on property sales and services increased by 27.5%, from R$229 million in the fiscal year ending on December 31, 2011 to R$292 million in the 2012 fiscal year.

Gross Revenue from Sales and/or Services

Consolidated net revenue for 2012, as recognized by the “PoC” method, increased 34% over 2011 to R$3.95 billion. Net revenue for 4Q12 was R$920.82 million, down 13% over the R$1.06 billion reported in 3Q12. As compared to revenue of R$351.42 million in 4Q11, 4Q12 revenue was up 162%. During the quarter, the Gafisa brand accounted for 47% of net revenues, Alphaville for 31% and Tenda for the remaining 22%.

Cost of Development and Sale of Property

The cost of development and sale of property and physical swap during the 2012 fiscal year totaled R$2.94 billion, up 10% over the R$2.68 billion during the 2011 fiscal year.

Gross Profit

Gross revenue for the period was R$1,102.3 million, compared to R$262.2 million in 2011. The variation refers to, mostly, the adjustments in 2011 and the minor participation in projects in non-prioritized location. Gross margin was at 25.6% compared to 8.9% in the previous year.

Selling expenses

Selling expenses in 2012 totaled R$308.333 million, representing an increase of 22% compared to the R$393.181 million posted in 2011. Selling expenses during 2011 represented 8% of net operating revenue, compared to 13% in 2011.

General and Administrative Expenses and Expenses Arising from the Stock Option Plan

General and administrative expenses totaled R$346.693 million in the 2012 fiscal year compared to R$251.458 million in 2011, an increase of 38% or R$95.235 million, mainly due to: (1) provision for distribution of variable compensation and expenses related to the stock option plan, representing 49% and 9% of the total annual variation, respectively; (2) other expenses related to services provided that represented 24% of the annual variation, chiefly expenses with audit services;

(3) increased administrative expenses relative to the expansion of Alphaville operations as a result of its increased contribution to the group that represented 11% of the total annual variation.

In 2011, provisions for variable compensation were not constituted, except at Alphaville as performance data for each brand is measured independently. The amount provisioned in the year refers to variable compensation for 2,300 eligible employees.

With the 2012 results (comfortable liquidity position), we reviewed the Company’s goals for 2013 to balance the management between profitability, investment and cash flow. Despite the annual bonus payment, eligibility is now based on bi-annual performance due to the long-term cycle of the real estate business.

Depreciation And Amortization

The depreciation and amortization seen during the 2012 fiscal year totaled R$87.584 million, increasing R$5.1 million or 5% over the R$83.428 million reported in 2011.

Other Operating Expenses

In 2012, our results reflected a negative impact of R$97.842 million, compared to R$137.025 million in 2011, due to a higher level of contingency provisions in 2011.

Financial revenue

Despite the increased cash, financial revenue was up R$12,34 million to R$80,63 million at the close of the year as a result of falling interest rates.

Financial expenses

Net financial expenses totaled R$287.57 million in 2012, compared to R$252.88 million in 2011, up 14% due to the increased average debt balance (partially offset by the reduced basic interest rate), increased expenses with securitization and increased bank fees.

Provision for Income Tax and Social Contribution and Deferred Income Tax

Income taxes, social contribution and deferred taxes for 2012 amounted to negative R$41.23 million, compared to R$142.36 million in 2011 as a result of a reversal of deferred assets in the previous period.

Minority Interests

The stakes of non-controlling shareholders (minorities in subsidiaries in which Company has an investment) increased from R$39.679 million to R$48.141 million in 2012 or 21%.

Net Profit (Loss)

The Gafisa Group closed 2012 with a net loss of R$124.50 million, compared to a net loss of R$944.87 million in 2011. The net result was impacted by Tenda and Gafisa projects with lower margins, as well as the increased financial expenses, both of which were partially offset by the net income of R$197 million reported by Alphaville in the period.

Operating Results related to the Fiscal Years ended December 31, 2011 compared with 2010

Gross Revenue from Sales and/or Services

The Gross Revenue from development and sales of real estate and permutation was of R$3.2 billion in the fiscal year ending on 2011, a reduction of R$506 million or 14% in comparison to the same period of 2010, when the Gross revenue was of R$3.7 billion, reflecting the impact of elevated costs of the period, specially related to Construtora Tenda S.A., as well as the reversal of revenues from contract cancellations in the period.

Deductions from Gross Revenue – Taxes on Property Sales and Services

The deductions from gross revenue decreased by 16%, from R$273 million in the fiscal year ending on December 31, 2010 to R$229 million in the 2011 fiscal year. This decrease was mainly due to the decrease in revenue as a result of the adjustments above mentioned in the period.

Net Revenue from Sales and/or Services

Net revenue from sales/or services decreased by 14%, from R$3.4 billion in the 2010 fiscal year to R$2.9 billion in the 2011 fiscal year. This decline is mainly due to adjustments related to the new strategic repositioning of Gafisa and the new operational model adopted by Tenda: (i) review of budgets for construction costs; (ii) detailed analysis of receivables of Tenda (provision for contracts cancellations); (iii) Company’s asset impairment; (iv) provision for fines for delayed construction at Gafisa and Tenda; and (v) projects cancelled at Construtora Tenda S.A

Cost of Development and Sale of Property

The cost of development and sale of property and physical swap during 2011 fiscal year totaled R$2.8 billion, up 9% over the R$2.5 billion during the 2010 fiscal year. This increase derives from the increased construction project volume.

Gross Result

Gross profit in 2011 totaled R$262 million, representing a 72% decrease compared to the R$942 million profit reported in 2010. This decrease can largely be attributed to adjustments of 2011 related to the review of Company’s strategy and new operational model of Tenda, as mentioned above. This review deteriorated Company’s gross margin for activities in 2011, which declined to 9%, compared to 28% in 2010.

Selling expenses

Selling expenses in 2011 totaled R$393 million, representing an increase of 47% compared to the R$267 million posted in 2010. Selling expenses during 2011 represented 13.4% of net operating revenue, compared to 7.8% in 2010.

General and Administrative Expenses and Expenses Arising from the Stock Option Plan

General and administrative expenses totaled R$251 million in the 2011 fiscal year compared to R$237 million in 2010, an increase of 6% or R$14.7 million, below inflation (IPCA - 6.5%) in the period. These expenses were comprised of profit sharing for employees and management and other administrative expenses.

Depreciation And Amortization

The depreciation and amortization seen during the 2011 fiscal year totaled R$83 million, increasing over the R$34 million reported in 2010. Depreciation of sales stands accounted for 6% of the expenses in the period.

Other Operating Expenses

In 2011, our results reflected a negative impact of R$79.2 million, compared to R$18.9 million in 2010, primarily due to a higher level of contingency provisions in the fourth quarter, reflecting a more conservative stance and a write-off of R$57.9 million (Construtora Tenda S.A.) and R$37.9 million (Gafisa) in expenses related to a lesser appraisal of the land bank, as a result of the reduced geographic expansion at Gafisa.

Financial revenue

Financial revenue decreased by R$93 million in the 2011 fiscal year, compared to the R$128 million reported in 2010, a reduction of 27% in the annual comparison mainly due to lower cash position. The difference is mainly due to the decrease in financial revenues of 27%.

Financial expenses

Net financial expenses totaled R$253 million in 2011, compared to net financial expenses of R$210 million in 2010, up 20% due to increased leverage and, therefore, expenses with interest.

Provision for Income Tax and Social Contribution and Deferred Income Tax

Social contribution and income tax in 2011 totaled R$142 million, 543% higher than in 2010, when the same totaled R$22 million. In the 2011 and 2010 fiscal years, the effective combined rates for income tax and social contribution, calculated as a percentage of pre-tax profit, were 20.5% and 7.2%, respectively. This variation is due to the provision for full loss constituted over deferred assets as a result of the failure to realize the deferred income tax and social contribution assets.

Minority Interests

The stakes of non-controlling shareholders (minorities in subsidiaries in which Company has an investment) increased from R$24 million in 2010 to R$40 million in 2011 or 66%.

Net Profit (Loss)

Loss for the 2011 fiscal year was R$945 million, representing a 457% decrease compared to the R$265 million profit reported in 2010.

Operating Results related to the Fiscal Years ended December 31, 2012 compared with 2011 – by Operating Segment

	Gafisa S/A. (i)	Tenda	AUSA	Total 2012
Net operating revenue	2,018,100	1,125,670	809,512	3,953,282
Operating Cost	(1,572,948)	(977,472)	(390,605)	(2,941,025)
Gross operating profit	445,152	148,198	418,907	1,012,257

	Gafisa S/A. (i)	Tenda	AUSA	Total 2011

Net operating revenue	1,821,925	445,982	672,599	2,940,506
Operating Cost	(1,601,727)	(725,459)	(351,152)	(2,678,338)
Gross operating profit	220,198	(279,477)	321,447	262,168

(i) Includes all subsidiaries except Construtora Tenda S.A. and Alphaville Urbanismo S.A.

Company - Gafisa Segment

Gross Revenue from Sales and/or Services

Net revenue from sales/or services increased by 11%, from R$1.82 billion in the 2011 fiscal year to R$2.01 billion in the 2012 fiscal year. In 2012, the Gafisa segment accounted for 51% of the Company’s consolidated net revenue.

Cost of Development and Sale of Property

The cost of development and sale of property and physical swap during the 2012 fiscal year totaled R$1.57 billion, down 2% over the R$1.60 billion during the 2011 fiscal year.

Gross Profit

Gross profit in 2012 totaled R$445 million, representing a 102% increase compared to the R$220 million profit reported in 2011. In 2012, gross margin generated by the Company’s property sales increased to 22%, compared to 12% in 2011.

Construtora Tenda S.A.

Gross Revenue from Sales and/or Services

Net revenue from sales/or services increased by 152%, from R$445.9 million in 2011 to R$1.12 billion in the 2012 fiscal year. In 2012, Construtora Tenda S.A. accounted for 22% of the Company’s consolidated net revenue.

Cost of Development and Sale of Property

The cost of development and sale of property and physical swap during the 2012 fiscal year totaled R$977 million, up 35% over the R$725 million during the 2011 fiscal year.

Gross Profit

The gross profit for the 2012 fiscal year was R$148 million, compared to negative R$279 million in 2011. Margins increased from -63% in 2011 to 13% in 2012.

Alphaville Urbanismo S.A.

Gross Revenue from Sales and/or Services

Net revenue from sales/or services increased by 20%, from R$673 million in the 2011 fiscal year to R$809 million in the 2012 fiscal year. In 2012, Alphaville Urbanismo S.A. accounted for 20% of the Company’s consolidated net revenue.

Cost of Development and Sale of Property

The cost of development and sale of property and physical swap during the 2012 fiscal year totaled R$391 million, up 1% over the R$351 million during the 2011 fiscal year.

Gross Profit

Gross profit in 2012 totaled R$418,2 million, representing a 30% increase compared to the R$321 million profit reported in 2011. In 2012, gross margin generated by the Company’s property sales increased to 52%, compared to 48% in 2011.

Operating Results related to the Fiscal Years ended December 31, 2011 compared with 2010 – by Operating Segment

	Gafisa S/A. (i)	Tenda	AUSA	Total 2011
Net operating revenue	1,821,925	445,982	672,599	2,940,506
Operating cost	(1,601,727)	(725,459)	(351,152)	(2,678,338)
Gross operating profit	220,198	(279,477)	321,447	262,168

	Gafisa S/A. (i)	Tenda	AUSA	Total 2010
	(restated)	(restated)	(restated)	(restated)
Net operating revenue	1,894,498	1,061,588	446,964	3,403,050
Operating cost	(1,477,751)	(731,991)	(251,176)	(2,460,918)
Gross operating profit	416,747	329,597	195,788	942,132
(i) Includes all subsidiaries except Construtora Tenda S.A. and Alphaville Urbanismo S.A.

Company - Gafisa Segment

Gross Revenue from Sales and/or Services

Net revenue from sales/or services decreased by 3.8%, from R$1.894 billion in the 2010 fiscal year to R$1.821 billion in the 2011 fiscal year. This decline is related to the reversal of revenues due to cost adjustments. In 2011, the Gafisa segment accounted for 62% of the Company’s consolidated net revenue.

Cost of Development and Sale of Property

The cost of development and sale of property and physical swap during the 2011 fiscal year totaled R$1.6 billion, up 8.4% over the R$1.5 billion during the 2010 fiscal year. This increase was mainly due to an impairment of development expenses related to the process of the Company’s land bank acquisition and also reflects review in the estimated costs, leading to reversal of revenues at the Company, related to construction managed by third parties and discontinued regions.

Gross Profit

O lucro bruto no exercício de 2011 foi R$220 milhões, representando uma redução de 47,2% em comparação com o lucro de R$417 milhões no exercício de 2010. A redução no lucro bruto é essencialmente atribuída aos ajustes efetuados em 2011 decorrentes do redirecionamento da estratégia de Gafisa para concentrar suas operações nas praças de São Paulo e Rio de Janeiro. Em 2011, a margem bruta gerada pela Companhia reduziu para 12% em comparação aos 22% no mesmo período em 2010.

Gross profit in 2011 totaled R$220 million, representing a 47.2% decrease compared to the R$417 million reported in 2010. The decrease in gross profit was essentially driven by the adjustments of 2011 related to the new strategy for Gafisa to concentrate its operation in São Paulo and Rio de Janeiro. In 2011, gross margin generated by the Company’s reduced to 12% in comparison to 22%, in the same period of 2010. Construtora Tenda S.A.

Gross Revenue from Sales and/or Services

Net revenue from sales/or services decreased by 58%, from R$1.0 billion in 2010 to R$446 million in the 2011 fiscal year. In 2011, Construtora Tenda S.A. accounted for 15% of the Company’s consolidated net revenue. The main reasons for the decline were (i) excessive costs of construction; (ii) cancellation of projects; (iii) cancellation of contracts of sold units; (iv) fines for delayed deliveries; and (v) impairment of assets.

Cost of Development and Sale of Property

The cost of development and sale of property and physical swap during the 2011 fiscal year totaled R$725.5 billion, up 20% over the R$731.9 million during the 2010 fiscal year, a decrease of 0.9% in comparison to the previous year.

Gross Profit

The gross loss for the 2011 fiscal year was R$279 million, compared to R$330 million in 2010. Sales margins fell from 27% in 2010 to -63% in 2011 due to adjustments with excessive costs, provisions for cancelled contracts, cancelled projects, cancelled contracts of sold units, fines for delayed deliveries, and impairment, as previously detailed.

Alphaville Urbanismo S.A.

Gross Revenue from Sales and/or Services

Net revenue from sales/or services increased by 51%, from R$446 million in the 2010 fiscal year to R$672 million in the 2011 fiscal year. This increase was mainly due to large continuous demand for Alphaville Urbanismo S.A.’s products and recognition of the revenues derived from sales contracted in previous periods. In 2011, Alphaville Urbanismo S.A. accounted for 21% of the Company’s consolidated net revenue.

Cost of Development and Sale of Property

The cost of development and sale of property and physical swap during the 2011 fiscal year totaled R$351 million, up 40% over the R$251 million during the 2010 fiscal year. This increase derives from the increased construction project volume in 2011 as compared to 2010.

Gross Profit

Gross profit in 2011 totaled R$321 million, representing a 64.2% increase compared to the R$196 million profit reported in 2010. The increase in gross profit was essentially driven by higher gross revenue from the large number of projects. In 2011, gross margin increased to 48%, compared to 44% in 2010. This increase is explained by the higher sales margins to the extent that we have recognized revenues from projects launched in previous years.

CONSOLIDATED BALANCE SHEET

	2012	2011	2010

Assets
Current assets
Cash and cash equivalents	627,137	137,598	256,382
Securities, guaranteed investments
and restricted credit	1,054,151	846,062	944,766
Accounts receivable from
development and services	2,915,253	3,962,574	3,704,709
provided
Property for sale	2,130,195	2,049,084	1,707,892
Other accounts receivable and other
items	245,105	111,072	178,305

Prepaid expenses and others	63,694	73,532	21,216
Inventory (Properties for Sale)	173,931	93,188
Derivatives	9,224	7,735
Total current assets	7,218,690	7,314,358	6,813,270

Non-current assets
Long term receivables
Accounts receivable from development and services provided	976,253	863,874	1,247,265
Property for sale	330,488	798,206	498,180

Related party transactions	76,002	104,059	71,163
Derivatives	10,443	-	-
Other accounts receivable and other	182,185
items		143,850	120,107
	1,575,371	1,909,989	1,936,715

Investments in subsidiaries	-	-	-
Property, plant and equipment	46,846	52,793	68,977
Intangible assets	230,087	229,484	221,829
	276,933	282,277	290,806

Total non-current assets	1,852,304	2,192,266	2,227,521

Total assets	9,070,994	9,506,624	9,040,791

	2012	2011	2010

Liability and shareholders’ equity
Current liability
Loans and financing	812,483	843,283	797,903
Loans and financing – reclassified
from long-term	-	292,260	0

Debentures	346,360	303,239	26,532
Debentures – reclassified from long-
term	-	1,595,961	0
Obligations for property purchases
and advances to clients	572,111	610,555	420,199
Material and service providers	167,008	135,720	190,461
Taxes and contributions	259,160	250,578	230,888
Wages, social charges and interest	105,372	75,002	72,154
Minimum mandatory dividends	13,389	11,774	102,767
Provision for judicial rulings and
commitments	58,570	34,875	14,155
Obligations with investors and others	590,137	662,692	149,873
Total current liabilities	2,879,590	4,815,939	2,004,932

Non-current liabilities
Loans and financing	1,367,960	721,067	612,275
Debentures	1,389,543	0	1,853,399
Obligations for property purchases	91,706
and advances to clients		177,135	177,860
Deferred income tax and social	81,477
contribution		83,002	13,847
Provision for judicial rulings and	149,790
commitments		134,914	124,537
Obligations with investors and others	418,561	827,473	621,768
Total non-current liabilities	3,499,037	1,943,591	3,403,686

Shareholders’ equity
Capital stock	2,735,794	2,734,157	2,729,198
Treasury shares	(1,731)	(1,731)	(1,731)
Capital reserve and stock option
grant	36,964	18,076	295,879
Profit reserve	0	-	547,403
Accumulated profit (loss)	(226,523)	(102,109)	-

	2,544,504	2,648,473	3,570,749
Attributable to minority shareholders	147,863	98,621	61,423
Total shareholders’ equity	2,692,367	2,747,094	3,632,172

Total liabilities and shareholders’ equity	9,070,994	9,506,624	9,040,791

Balance Sheet relative to the Fiscal Year Ended December 31, 2012 compared to 2011 Current assets

Cash and Equivalents – Cash and Banks, Marketable Securities

The Company’s cash and cash equivalents on December 31, 2012 totaled R$1.68 billion, compared to R$984 million on December 31, 2011, an increase of R$698 million, or 71%. This increase was mainly due to cash flow in the period.

Accounts receivable from development and services provided – Current and Non-Current

The following tables show the client accounts receivable from development and the sale of Company property, as well as the receivables to be appropriated, and the maturity of the Company’s portfolio:

(in R$ million)	On December 31,
Real estate development
and sale clients	2012	2011	2010

Current	2,915	3,962	3,705
Non-current	976	864	1,247
	3,891	4,826	5,091

(in R$ million)	On December 31,
Receivables for
appropriation	2012	2011	2010

	4,039	4,686	4,113

Total receivables	7,930	9,512	9,204

(in R$ million)	On December 31,
Receivables maturity as of December 31, 2012	Total	2013	2014	2015	2016	As of 2017
Total	7,930.5	4,701.7	1,417.8	799.5	227.5	784.0

On December 31, 2012, the balance of clients by real estate development totaled R$3.9 billion, compared to R$4.8 billion on December 31, 2011. This increase is mainly the result of cash anticipation via receivables securitization operations and the reduced volume of launches in the period.

All the balances of accounts receivable presented herein are adjusted to present value, as required by Technical Pronouncement CPC 12 “Adjustment to present value.”

Property for Sale – Current and Non-Current

The balance of property for sale was comprised as follows in the periods indicated:

	12/31/2012	12/31/2011	12/31/2010

Land bank	975,989	1,209,400	854,652
(-) Provision for land bank realization	(7,663)	(50,049)	-
(-) Adjustment to present value	(6,213)	(8,183)	(20,343)
Property under construction	936,436	1,181,950	924,066
Cost of property in recognition of provision for cancelled	181,592
		394,830	174,774
contracts (Note 5 (i))
Completed units	380,542	119,342	272,923

	2,460,683	2,847,290	2,206,072

Current	2,130,195	2,049,084	1,707,892
Non-current	330,488	798,206	498,180

On December 31, 2012, the balance of properties for sale, both current and non-current, totaled R$2.5 billion, compared to R$2.9 billion on December 31, 2011. At the close of 2012, 12% of total inventory was represented by finished units, while units under construction and units up to 30% complete represented 26% of total units. We will continue to focus on inventory reduction, chiefly at Gafisa, which accounts for 55% of final inventory.

Other accounts receivable - Current

The balance of other accounts receivable held by the Company on December 31, 2012 stood at R$245 million, 121% more than in the same period in 2011. This increase was chiefly due to the increased construction volume.

Intangible assets

On December 31, 2012, the balance of intangible assets totaled R$230 million, compared to R$229 million on December 31, 2011.

Deferred income tax and social contribution

On December 31, 2012, the balance of income tax and social contribution was R$81 million, down 2% over the R$83 million on December 31, 2011. Liabilities are presented net of assets.

Liabilities

Loans, Financing and Debentures - Current and Non-Current

The Company’s total level of indebtedness on December 31, 2012, was R$3.916 billion, an increase of 2% over the balance of R$3.755 billion on December 31, 2011. This increase was mainly due to the increased average debt balance.

The table below shows the development of net indebtedness and obligations with investors in the Company:

Total Debt

(in R$ ‘000)		Balance in
Transaction Type	Rate	2012	2011	2010
Bank Credit Note - CCB	1.30% to 2.20% + CDI	1,118,553	937,019	664,471
Promissory Notes	25% to 126% + CDI	80,159	231,068	-
Project Finance (SFH)	TR + 8.3% to 12.68%	980,667	684,642	745,707
Debt assumption from		1,064
incorporation of subsidiary debt	TR 12%		3,881	-
and others
		2,180,443	1,856,610	1,410,178
Current		812,483	1,135,543	797,903
Non-current		1,367,960	721,067	612,275

				Consolidated
Progra/Issuances	Principal - R$ Annual Compensation		Due Date	2012	2011

3rd program/1st
issuance -5th
issuance (i)	250,000	120% do CDI	May 2013/ May 2018	129,569	253,592
6th issuance (ii)	100,000	CDI + 1,30%	August 2014	137,763	124,851
7th issuance (iii)	600,000	TR + 10,09%	December 2017	601,200	601,234
8th issuance/1st
issuance(v)	288,427	CDI + 1,95%	October 2015	291,956	293,819
8th issuance/2nd
issuance (v)	11,573	IPCA + 7,96%	October 2016	13,411	12,680
1st issuance (Tenda)	600,000	TR + 9,54%	October2015
(iv)				562,004	613,024
				1,735,903	1,899,200

Current				346,360	1,899,200
Non-current				1,389,543	-

Obligations for property purchases and advances to clients – Current and Non-Current

The Company’s obligations for the purchase of property and client advances totaled R$664 million on December 31, 2012, a decrease of 16% over the same period in 2011. Of this total, 86% or R$572 million mature in the short term. The R$92 million maturing in the long-term is fully related to land bank acquisition.

The following table shows the development of obligations for the purchase of properties and client advances, as well as its distribution between the short and long terms.

Balance of obligations for the acquisition of property and client advances

	12/31/2012	12/31/2011	12/31/2010
Current	572,111	610,555	420,199
Non-current	91,706	177,135	177,860
Total	663,817	787,690	598,059

Material and service providers

On December 31, 2012, the balance of payables due to material and service providers was R$167 million, up 23% over the R$136 million on December 31, 2011. The increase in this obligation is due to the rise in real estate construction volume.

Taxes and contributions - Current

The balance of taxes and social contributions (current) on December 31, 2012 was R$259 million, which corresponds to an increase of 3% compared with the balance on December 31, 2011 of R$251 million. This increase reflects the expansion in the Company’s operations.

Income tax and social contribution – current and non-current

On December 31, 2012, the balance of deferred income tax and social contribution in current and non-current liabilities was R$340 million, up 2% over the R$334 million on December 31, 2011.

Provision for Contingencies - Current and Non-Current

The Company and its subsidiaries are parties in legal actions and administrative processes in various courts and with several government bodies, as a result of normal business operations, involving tax, labor, and civil matters, among other issues. The Company, based on information from its legal advisers, analysis of the pending lawsuits and, when concerning labor cases, based on its prior experience in terms of the amounts claimed, made a provision considered sufficient to cover the estimated losses as a result of the claims being made.

The table below shows the evolution of the Company’s provisions for contingencies:

				Total
Consolidated	Civil	Tax	Labor	Consolidated
Balance on December 31, 2010	102,828	12,108	23,756	138,692
Supplementary provision	22,874	4,379	30,649	57,902
Payments and reversal of unutilized provision	(11,525)	(635)	(14,645)	(26,805)

Balance on December 31, 2011	114,177	15,852	39,760	169,789
Supplementary provision	51,696	837	42,399	94,932
Payments and reversal of unutilized provision	(27,258)	(2,019)	(27,084)	(56,361)
Balance on December 31, 2012	138,615	14,670	55,075	208,360

The provision for contingencies related to civil processes on December 31, 2012, in the amount of R$139 million, also include the cases in which Company was named as the successor in existing lawsuits in which the original debtor is a former shareholder of Cimob Companhia Imobiliária, among other group companies. The plaintiff alleges that Company should be held responsible for Cimob’s debts.

The Company is appealing all these decisions, believing that the Company’s inclusion in the lawsuits is legally unreasonable, thus aiming to release its amounts and ensuring recognition that it cannot be held responsible for the debt of a company with which it has no ties. The Company has won similar actions previously, definitively determining that it is not responsible for the debts of Cimob Companhia Imobiliária The final ruling on the Company’s appeal, however, cannot be foreseen at this time.

Other accounts payable – Current and Non-current

On December 31, 2012, the balance of other accounts payable was R$273 million, down 35% over the R$417 million on December 31, 2011.

Shareholders’ equity

The Company’s shareholders’ equity on December 31, 2012 was R$2.69 billion, down 2% over December 31, 2011.

Other accounts

Other accounts on the Company’s balance sheet not discussed in this analysis varied in the normal course of business or are of little importance in terms of the consolidated balance sheet.

Balance Sheet relative to the Fiscal Year Ended December 31, 2011 compared to 2010 Current assets

Cash and Equivalents – Cash and Banks, Marketable Securities

The Company’s cash and cash equivalents on December 31, 2011 totaled R$984 million, compared to R$1.2 billion on December 31, 2010, a reduction of R$217 million, or 18%. This reduction was mainly due to cash burn in the period and debt amortization.

Accounts receivable from development and services provided – Current and Non-Current

The following tables show the client accounts receivable from development and the sale of Company property, as well as the receivables to be appropriated, and the maturity of the Company’s portfolio:

(in R$ million)	On December 31,
Real estate development	2011	2010	2009
and sale clients
			(restated)
Current	3,962	3,705	2,009
Non-current	864	1,247	1,768
	4,826	4,952	3,777

(in R$ million)	On December 31,
Receivables for
appropriation	2011	2010	2009
			(restated)
	4,686	4,113	3,139

Total receivables	9,512	9,204	6,916

(in R$ million)		On December 31,
						As of
Receivables maturity as of December 31, 2011	Total	2012	2013	2014	2015	2016

Total	9,512.6	3,962.6	3,220.9	1,418.4	224.3	686.5

On December 31, 2011, the balance of clients by real estate development totaled R$4.8 billion, compared to R$5.1 billion on December 31, 2010. The 5% decline was mainly attributed to a significant increase in cancelled contracts, as client receivables return to the inventory. Receivables from services and construction in 2011 totaled R$11 million, compared to R$60 million in 2010, representing a reduction of 81%, due to the completion of some projects carried out for third parties.

All the balances of accounts receivable presented herein are adjusted to present value, as required by Technical Pronouncement CPC 12 “Adjustment to present value.”

Property for Sale – Current and Non-Current

The balance of property for sale was comprised as follows in the periods indicated:

	12/31/2011	12/31/2010	12/31/2009
			(restated)
Land bank	1,209,400	854,652	744,200

(-) Landbank Impairment	(50,049)	-	-
provision
(-) Adjustment to present	(8,183)	(20,343)	(11,962)
value
Property under construction	1,181,950	924,066	895,085
Cost of units in the provision
recognition for cancelled	394,830	174,774	-
contracts (Note 5(i))
Completed units	119,342	272,923	121,134

Current	2,847,290	2,206,072	1,748,457

Non-current

On December 31, 2011, the balance of properties for sale, both current and non-current, totaled R$2.9 billion, compared to R$2.2 billion on December 31, 2010. This increase was due to the increased number of units under construction and a larger land bank. At the close of 2011, 10% of total inventory was represented by finished units, while units under construction and units up to 30% complete represented 20% of total units. We will continue to focus on inventory reduction, chiefly at Gafisa, which accounts for 57% of final inventory.

Other accounts receivable - Current

The balance of other accounts receivable held by the Company on December 31, 2011 stood at R$111 million, 38% less than in the same period in 2010. This increase was mainly due to the provision for potential cancelled contracts and projects cancelled due to technical or financial unviability.

Intangible assets

On December 31, 2011, the balance of intangible assets totaled R$229 million, compared to R$222 million on December 31, 2010. Amortization totaled R$10 million for CIPESA Empreendimentos Imobiliários S.A.

Deferred income tax and social contribution

On December 31, 2011, the balance of deferred income tax and social contribution was R$83 million, up 499% over the R$14 million on December 31, 2010. Liabilities are presented net of assets. The increase is due to asset impairment.

Liabilities

Loans, Financing and Debentures - Current and Non-Current

The Company’s total level of indebtedness on December 31, 2011, was R$3.8 billion, an increase of 14% over the balance of R$3.3 billion on December 31, 2010. This increase was mainly generated by loans linked to project financing, reflecting Company’s capacity to finance its ongoing projects and increasing its leverage.

The table below shows the development of net indebtedness in the Company:

Total Debt

(in R$ ‘000)		Balance on December 31,
Transaction Type	Rate	2011	2010	2009
Bank Credit Note - CCB	1.30% to 2.20% + CDI	937,019	664,471	736,736
Promissory Notes	25% to 126% + CDI	231,068	-	-
Project Finance (SFH)	TR + 8.3% to 12.68%	684,642	745,707	467,019
Debt assumption from incorporation of
subsidiary debt and others	TR 12%	3,881	-	-
		1,856,610	1,410,178	1,203,755
Current		1,135,543	797,903	678,312
Non-current		721,067	612,275	525,443

				Consolidated

Program/Issuances	Principal - R$	Annual Compensation	Due Date	12/31/2011	12/31/2010	01/01/2010

2nd program/1st
issuance – 4th	240,000	CDI + 2% to 3.25%	September 2011 (early paymento on - September 2010)		-	198,254
issuance
3rd program/1st
issuance – 5th	250,000	107.20% do CDI	June 2013	253,592	253,355	252,462
issuance (i)
6th issuance (ii)	250,000	CDI + 2% to	June 2014
		3.25%		124,851	109,713	260,680
7th issuance (iii)	600,000	TR + 10.20%	December 2014	601,234	598,869	595,725
8th issuance /1st
issuance (v)	288,427	CDI + 1.95%	October 2015	293,819	293,661	-
8th issuance /2nd
issuance (v)	11,573	IPCA + 7.96%	October 2016	12,680	11,898	-
1st issuance (Tenda)	600,000	TR + 8.22%	April 2014
(iv)				613,024	612,435	611,256
				1,899,200	1,879,931	1,918,377

Current				1,899,200	26,532	122,377
Non Current

Obligations for property purchases and advances to clients – Current and Non-Current

The Company’s obligations for the purchase of property and client advances totaled R$788 million on December 31, 2011, an increase of 9% over the same period in 2010. Of this total, 77% or R$661 million mature in the short term. The R$177 million maturing in the long-term is full related to land bank acquisition.

The following table shows the development of obligations for the purchase of properties and client advances, as well as its distribution between the short and long terms.

Balance of obligations for the acquisition of property and client advances

	31/12/2011	31/12/2010	31/12/2009
Current	610,555	420,199	475,409
Non-current	177,135	177,860	146,401
Total	787,690	598,059	621,810

Material and service providers

On December 31, 2011, the balance of payables due to material and service providers was R$136 million, down 29% over the R$191 million on December 31, 2010. The reduction in this obligation is due to the maintenance of the volume of Company’s property construction projects.

Taxes and contributions - Current

The balance of taxes and social contributions (current) on December 31, 2011 was R$251 million, which corresponds to an increase of 30% compared with the balance on December 31, 2010 of R$231 million. This increase reflects the expansion in the Company’s operations.

Deferred income tax and social contribution – current and non-current

On December 31, 2011, the balance of deferred income tax and social contribution in current and non-current liabilities was R$83 million, up 499% over the R$14 million on December 31, 2010. This variation is due to losses related to the SPE and the net loss.

Provision for Contingencies - Current and Non-Current

The Company and its subsidiaries are parties in legal actions and administrative processes in various courts and with several government bodies, as a result of normal business operations, involving tax, labor, and civil matters, among other issues. The Company, based on information from its legal advisers, analysis of the pending lawsuits and, when concerning labor cases, based on its prior experience in terms of the amounts claimed, made a provision considered sufficient to cover the estimated losses as a result of the claims being made.

The table below shows the evolution of the Company’s provisions for contingencies:

				Total
Consolidated	Civil	Tax	Labor	Consolidated
Balance on December 31, 2010	102.828	12.108	23.756	138.692
Supplementary provision	22.874	4.379	30.649	57.902
Payments and reversal of unutilized provision	(11.525)	(635)	(14.645)	(26.805)
Balance on December 31, 2011	114.177	15.852	39.760	169.789

The provision for contingencies related to civil processes on December 31, 2011, in the amount of R$114 million, include the cases in which Company was named as the successor in existing lawsuits in which the original debtor is a former shareholder of Cimob Companhia Imobiliária, among other group companies. The plaintiff alleges that Company should be held responsible for Cimob’s debts.

The Company is appealing all these decisions, believing that the Company’s inclusion in the lawsuits is legally unreasonable, thus aiming to release its amounts and ensuring recognition that it cannot be held responsible for the debt of a company with which it has no ties. The Company has won similar actions previously, definitively determining that it is not responsible for the debts of Cimob Companhia Imobiliária The final ruling on the Company’s appeal, however, cannot be foreseen at this time.

Other accounts payable – Current and Non-current

On December 31, 2011, the balance of other accounts payable was R$471 million, up 42% over the R$279 million on December 31, 2010. This variation is mainly due to provisions in the amount of R$135 million.

Shareholders’ equity

The Company’s shareholders’ equity on December 31, 2011 was R$2.7 billion, down 25% or R$3.6 million over December 31, 2010.

Other accounts

Other accounts on the Company’s balance sheet not discussed in this analysis varied in the normal course of business or are of little importance in terms of the consolidated balance sheet.

Cash Flow

The table below summarizes that Company’s cash flow for the fiscal years indicated:

Fiscal years ended December 31,
	(in R$ ‘000)
	2012	2011	2010
Cash Flow
Operating	650,945	(808,711)	(1,079,643)
Investment	(322,894)	(6,921)	122,888
Financing	161,488	696,848	920,197
Total	489,539	(118,784)	(36,558)

Cash Flow relative to the Fiscal Year Ended December 31, 2012 compared to 2011

Operating activities

In 2012, net cash used in operations totaled R$651 million, compared to negative R$809 million in 2011.

Investment activities

The net cash used in investment activities, including the acquisition of assets, equipment and new investments, was negative R$323 million in 2012.

Financing activities

The net cash generated by financing activities in 2012 totaled R$161 million, compared to R$697 million in 2011. This decline is explained by increased receivables credit assignment.

Cash Flow relative to the Fiscal Year Ended December 31, 2011 compared to 2010

Operating activities

The net cash used in operations in 2011 totaled R$809 million, compared with negative R$1.1 billion in 2010, mainly due to the increase in provisions for doubtful accounts in the amount from R$1.1 million in 2010 to R$106 million in 2011.

Investment activities

The net cash used in investment activities, including the acquisition of assets, equipment and new investments, was positive R$8 million in 2011.

The Company’s disbursements during 2011 were largely related to the investments made in assets, mostly land bank for future developments, and equipment in the amount of R$(90) million, compared to the R$(63) million registered in 2010, an increase in securities redemption in the amount of R$2.5 billion in 2011, compared to R$2.1 billion in 2010 and the investment in marketable securities of R$(2.4) billion in 2011, compared to negative R$(1.9) billion in 2010.

Financing activities

The net cash generated by financing activities in 2011 totaled R$705 million, compared to R$920 million in 2010. This decline is explained by increased receivables credit assignment.

10.2.

a) the company’s operating results

Description of any significant revenue items

The Company’s revenues come mainly from the development and sale of real estate properties. To a lesser extent, it also earns revenue from providing real estate services, such as construction, technical and real estate management to third parties.

	2012	2011	2010
Development, sale of real estate properties and services of construction to third parties	3,992,209	3,470,886	3,858,519
Provisions for terminations	252,993	(301,394)	(182,832)
Deductions of net income	(291,920)	(228,986)	(272,637)
Total of liquid revenue	3,953,282	2,940,506	3,403,050

Factors that materially affected the operating results

The net operating revenue for the fiscal year ended December 31, 2010, was 12.6% higher than that of the previous year, at R$3,403.1 million, due to the expansion of the Company’s operations and the recognition of revenues from sales effected in prior periods.

The net operating revenue for the fiscal year ended December 31, 2011, was 13.6% lower than that of the previous year, at R$2,940.6 million, due to detailed review of the Company’s operations and its strategy defined in the second half of 2011, which includes, among other measures, detailed review of all construction budgets for its conclusion and review of the entire client portfolio of Construtora Tenda S.A. to confirm adequacy to financial institutions’ requirements.

The net operating revenue for the fiscal year ended December 31, 2012 was 34.4% higher than that of the previous year, at R$3,953.3 million, due to the recognition of revenue derived from sales contracted in previous periods and consolidation of the Company’s operating strategy defined in 2011. The revenue recognized in 2011 was negatively impacted by construction budget and cost review, as well as the review of the entire client portfolio of the Tenda brand.

b) changes in revenue attributable to variations in prices, exchange rates, inflation, changes in volumes or the introduction of new products and services

The Company recognizes revenue from real estate developments according to their construction, based on a financial calculation of project completion and not at the moment that the sale contract is signed. The main impacts on revenue variations between the 2010, 2011 and 2012 fiscal years are changes in sales volumes and the Company’s introduction of new products and services, as well as a detailed review of the Company’s operations and strategy in 2011.

The Company’s 34.4% revenue variation in 2012 as compared to 2011 is partially due to increased sales during previous periods. The revenue recognized in 2011 was negatively impacted by the construction budget and cost review, as well as the review of the entire client portfolio of the Tenda brand.

The Company recognizes the revenue from real estate developments according to construction based on a financial calculation of project completion, not at the moment that the sale contract is signed. The primary impacts on variations in revenue between the 2009, 2010 and 2011 fiscal years are changes in sales volumes and the Company’s introduction of new products and services, as well as the detailed review of the Company’s operations and strategy in 2011.

The Company’s revenue reduction of 13.6% in 2011 compared to the revenues from the same period in 2010 is mainly due to the detailed review of all construction budgets for their conclusion and the review of the entire client portfolio of Construtora Tenda S.A. to confirm their adequacy to the financial institutions’ requirements. In addition, as a consequence of the operating and strategy review, the Company has chosen to temporarily reduce the Tenda brand’s operations until we are able to operate efficiently under the segment’s guideline of production at competitive costs (using aluminum frame technology) and immediate transfer promptly after sales of clients to the financial institution.

The Company’s 12.6% revenue variation in 2010 as compared with 2009 is partially due to the 23.3% increase in sales during said periods. Likewise, the Company’s 73.7% revenue variation in 2009 as compared with 2008 is partially due to the 26% increase in sales during said periods.

R$ ‘000	2011	2010	2009	2011 vs 2010	2010 vs 2000
Contracted Sales	2,633,104	3,352,288	4,006,380	-21%	-16%
Launches	2,951,161	3,526,298	4,491,835	-16%	-21%
Net revenue	3,953,282	2,940,506	3,403,050	34%	-14%

c) impact of inflation, variation in the prices of the company’s main inputs and products, exchange rates and interest rates on the company’s operating and financial results

As mentioned in item 5.1 of the Reference Form, the main indexers used in Company’s business plan are the INCC, IGP-M and CDI: INCC: (National Building Cost Index): most of the Company’s costs and all its revenue portfolio from unfinished projects are adjusted according to this index.

IGP-M: (General Market Price Index): all of the Company’s revenue portfolio from completed projects is adjusted according to this index.

CDI: (Interbank Deposit Certificate): all of the Company’s financial investments and roughly 50% of total indebtedness are pegged to the CDI.

Exchange rates: the Company does not have any debts or amounts receivable denominated in foreign currency.

Furthermore, none of the Company’s significant costs are denominated in foreign currency.

10.3. SIGNIFICANT EVENTS AND IMPACTS ON THE COMPANY’S FINANCIAL STATEMENTS AND RESULTS:

a) introduction or disposal of operations

The Company is active in practically all the income segments of buyers on the Brazilian housing market. To this end, it has a business platform that is suitable for executing its future plans and it currently has no intention of introducing or disposing of any operations.

b) establishment, acquisition or disposal of shareholdings

On December 30, 2009, the Company’s incorporation of all shares of Construtora Tenda S.A. traded on the BM&FBOVESPA – São Paulo Stock, Commodities and Futures Exchange was approved, with Construtora Tenda S.A.’s shares being traded until February 8, 2010.With this merger, the Company now owns 100% of the total and voting capital of Construtora Tenda S.A. As a result, a capital stock increase of R$388.0 million was carried out and a capital reserve of R$60.8 million was constituted.

On May 28, 2010, the Company's incorporation of all shares issued by Shertis Empreendimentos e Participações S.A., whose principal asset is an equity holding representing 20% of the capital stock of Alphaville Urbanismo S.A., was approved. The purpose of this merger was to enable the implementation of the second stage of the investment program provided for under the Investment Agreement and Other Covenants executed by the Company and Alphaville Participações S.A. on October 2, 2006 to increase the Company’s share of Alphaville Urbanismo S.A.’s to 80%. As a result of this merger, Shertis Empreendimentos e Participações S.A. became a wholly-owned subsidiary of the Company, and the issue of 9,797,792 new common shares to Alphaville Participações S.A., previously a shareholder of Shertis Empreendimentos e Participações S.A., occasioned a capital stock increase of R$20.3 million.

c) exceptional events or operations

There were no exceptional events or operations.

10.4.

a) significant changes in accounting practices

Pronouncements (new or revised) and interpretations adopted starting in 2012 or applicable as of January 1, 2013

Pronouncements (new or revised) and interpretations adopted starting in 2012

The Company adopted all pronouncements (new or revised) and interpretations issued by the CPC that were in force on December 31, 2012.

Regarding the adoption of the pronouncements and interpretations listed below, which became effective as of January 1, 2012, these pronouncements and interpretations had no impact on the Company's separate and consolidated financial statements as at December 31, 2012. They are:·

  CPC 17 (R1) – Construction Contracts - CVM Resolution 691 of November 8, 2012;·
  CPC 18 (R1) - Investment in Subsidiaries and Affiliates - CVM Resolution 688 of October 4, 2012;·
  PC 30 (R1) – Revenues - CVM Resolution 692 of November 8, 2012;·
  CPC 35 (R2) – Separate Statements - CVM Resolution 693 of November 8, 2012;·
  CPC 40 (R1) – Financial Instruments: Disclosure - CVM Resolution 684 of August 30, 2012;·
  ICPC 08 (R1) – Accounting of proposed dividend payment - CVM Resolution 683 of August 30, 2012; and·
  ICPC 09 (R1) – Individual, separate and consolidated financial statements and application of the Equity Method - CVM Resolution 687 of August 4, 2012.

Pronouncements (new or revised) and interpretations applicable to fiscal years starting as of January 1, 2013

The Pronouncements (new or revised) and interpretations listed below, issued by the CPC and resolved on by the CVM, have mandatory application for the fiscal years beginning on or after January 1, 2013. They are:

  CPC 18 (R2) - Investment in Subsidiaries, Affiliates and Joint Ventures - CVM Resolution 696 of December 13, 2012;
  CPC 19 (R2) – Joint Ventures - CVM Resolution 694 of November 23, 2012;
  CPC 33 (R1) – Benefits and employees - CVM Resolution 695 of December 13, 2012;
  CPC 36 (R3) – Consolidated Statements - CVM Resolution 698 of December 20, 2012;
  CPC 45 - Disclosure of shareholdings in other entities - CVM Resolution 697 of December 13, 2012; and
  CPC 46 - Fair value measurements - CVM Resolution 699 of December 20, 2012.

The Company is not an early adopter of these pronouncements (new or revised) and interpretations for its separate and consolidated financial statements as at December 31, 2012.

Based on preliminary analysis conducted to date, Management estimates that the adoption of CPCs 19 (R2) and 36 (R3) will significantly impact the Company's consolidated financial statements in 2013 as certain investments in joint ventures will no longer be proportionally consolidated and will be accounted for under the equity method.

As required by CPC 23 - Accounting Policies, Changes in Accounting Estimates and Correction of Errors, in its consolidated financial statements for 2013, the Company will adopt CPCs 19 (R2) and 36 (R3) retroactively (adjusting the comparative balances of 2012) and the management, based on preliminary analysis conducted to date, identifies below its best estimate of the possible impact on balances presented in 2012.

		Impact of adoption	2012 balances, after
	Balance	of CPC 19 (R2) and	adoption of CPC 19
	presented in 2012	CPC 36 (R3)	(R2) and CPC 36 (R3)
Balance sheet
Current assets	7,218,690	(1,118,030)	6,100,660
Non-current assets	1,575,371	(112,698)	1,462,673
Investments	-	574,798	574,798
Property, plant and equipment and
intangible assets	276,933	-	276,933
Total assets	9,070,994	(655,930)	8,415,064

Current liabilities	2,879,590	(399,751)	2,479,839
Non-current liabilities	3,499,037	(256,179)	3,242,858
Total liabilities	6,378,627	(655,930)	5,722,697
Shareholders’ equity	2,692,367	-	2,692,367
Total liabilities and shareholders’
equity	9,070,994	(655,930)	8,415,064

Income Statement
Net operating revenue	3,953,282	(383,752)	3,569,530
Operating costs	(2,941,025)	293,443	(2,647,582)
Operating revenue (expense)	(840,452)	18,123	(822,329)
Equity pick-up	-	58,200	58,200
Financial results	(206,940)	6,830	(200,110)
Income tax and social contribution	(41,228)	7,156	(34,072)
Minority shareholders	(48,141)	-	(48,141)
Net profit for the year	(124,504)	-	(124,504)

Cash flow
Operating activities	650,945	695,734	1,346,679
Investment activities	161,488	(309,281)	(147,793)
Financing activities	(322,894)	(504,966)	(827,860)

Except for the potential impacts resulting from the adoption of CPC 19 (R2) and CPC 36 (R3) identified above, Management estimates that the adoption of the other pronouncements (new or revised) and interpretations should not significantly impact the Company's separate and consolidated financial statements and in 2013.

b) Material effects of the changes in accounting practices

There were no material effects arising from the changes in accounting practices for fiscal years ended December 31, 2012, 2011 and 2010.

c) reservations and emphasis in the auditor’s report

The report of the independent auditors on the financial statements for the fiscal year ended on December 31, 2012 emphasized the fact that the separate (parent company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, as stated in Note 2.1 to the financial statements. The consolidated financial statements prepared in accordance with the IFRS standards applicable to real estate development entities also consider Guidance OCPC 04 published by the Accounting Pronouncements Committee which addresses recognition of revenue for this sector. Certain issues regarding the meaning and application of the concept of continuous transfer of risk, benefits and control in the sale of residential units will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC). Furthermore, due to the project to publish a revised standard for revenue recognition, IFRIC is discussing this matter, arguing that the concept of revenue recognition is addressed in the standard currently under discussion. Thus, it is expected that the matter be finalized only after publication of the revised standard for revenue recognition.

The report of the independent auditors on the financial statements for the fiscal year ended December 31, 2011 emphasized the fact that the separate (parent company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, as stated in Note 2 to the financial statements. The consolidated financial statements prepared in accordance with the IFRS standards applicable to real estate development entities also consider Guidance OCPC 04 published by the Accounting Pronouncements Committee which addresses recognition of revenue for this sector. Certain issues regarding the meaning and application of the concept of continuous transfer of risk, benefits and control in the sale of residential units will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC). The results of this analysis could mean that real estate developers will have to revise their accounting practices regarding revenue recognition. Additionally, as described in Note 2.1.3, the financial statements as at December 31, 2010 were adjusted for certain items to recognize adjustments to net operating income and related tax effects arising from the review of construction budgets, imputed to the 2010 fiscal year.

The report of the independent auditors on the financial statements for the fiscal year ended on December 31, 2010 emphasized the fact that the separate (parent company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, as stated in Note 2 to the financial statements. The consolidated financial statements prepared in accordance with the IFRS standards applicable to real estate development entities also consider Guidance OCPC 04 published by the Accounting Pronouncements Committee which addresses recognition of revenue for this sector, as explained in greater detail in Note 2.4. Certain issues regarding the meaning and application of the concept of continuous transfer of risk, benefits and control in the sale of residential units will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC). The results of this analysis could mean that real estate developers will have to revise their accounting practices regarding revenue recognition.

The Independent Auditors’ Special Review Report on the Quarterly Information (ITR) for June 30, 2010 emphasized the preparation of the Quarterly Information (ITRs) in accordance with the accounting practices adopted in Brazil that were in effect on December 31, 2009, but not including CPC Technical Pronouncements, Interpretations and Guidance that came into effect, mandatorily, in 2010 and modify the accounting practices adopted in Brazil, pursuant to CVM Resolution no. 603 of November 10, 2009. Moreover, the Independent Auditors’ Special Review Report of the Quarterly Information (ITR) for June 30, 2010 states that the statements of income, changes in shareholders’ equity and cash flow for the quarter and half ended on June 30, 2009 were reviewed by other independent auditors, who issued a Special Review report without reservation, on July 31, 2009. This relates to the management’s decision to change its independent auditors, for strictly commercial reasons, as communicated to the market in a Notice to the Market disclosed on August 18, 2009. That change was also conducted with the consent of the previous independent auditors.

10.5. CRITICAL ACCOUNTING POLICIES OF THE COMPANY:

The consolidated Financial Statements for the fiscal years ending December 31, 2012, 2011 and 2010 were prepared in accordance with the generally accepted accounting practices in Brazil (BRGAAP), which include the Brazilian Securities and Exchange Commission (CVM) rules and the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee (CPC). Specifically, the consolidated financial statements are in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate entities in Brazil, including Orientation OCPC 04 - Application of Technical Interpretation ICPC 02 to Brazilian Real Estate Entities regarding the recognition of revenue from this sector and involves matters relating to the meaning and application of the concept of continuous transfer of risks, benefits and control in the sale of real estate units.

Certain issues regarding the meaning and application of the concept of continuous transfer of risk, benefits and control in the sale of residential units will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC) as requested by some countries, including Brazil. Furthermore, due to the project to publish a revised standard for revenue recognition, IFRIC is discussing this matter, arguing that the concept of revenue recognition is addressed in the standard currently under discussion. Thus, it is expected that the matter be finalized only after publication of the revised standard for revenue recognition. The results of this analysis could mean that real estate developers will have to revise their accounting practices regarding revenue recognition.

The consolidated financial statements were prepared based on the historical cost, except as otherwise stated, as described in the main accounting practices summary below. The historical cost is normally based on fair value of the compensation paid in exchange for assets.

Judgments, estimates and accounting premises

(i) Judgments

The preparation of the Company’s separate and consolidated financial requires that management make certain judgments and estimates, as well as adopt premises that affect the values presented for revenue, expenses, assets and liabilities, and the amount of contingent liabilities, on the base date of the financial statements. Assets and liabilities subject to estimates and premises include the useful life of a fixed asset, allowance for doubtful accounts and cancellations, allowance for construction delay fines, provision for a reduction in recoverable value (impairment), deferred asset taxes, provision for tax, labor and civil contingencies and the measurement of budgets for projects and financial instruments.

(ii) Estimates and premises

The main premises related to the sources of uncertainty regarding future estimates and other important doubts about estimates on the date of the balance sheet and that could result in different values to those booked, are discussed below:

a) Impairment of non-financial assets

Management reviews, on annual basis or whenever a specific event occurs, the accounting value of the assets to evaluate events or changes in the economic, operating or technological conditions that might indicate deterioration or loss of recoverable value. Upon identification of impairment and if the net book value exceeds its recoverable value, a provision is created for devaluation, adjusting the net book value to the recoverable value. Those losses are entered into the fiscal year’s result upon their identification. The impairment test of intangible assets with undefined useful life and premium for expectation of future profitability is carried out at least once a year or when the circumstances indicate loss by devaluation of the accounting value.

The book value of an asset or cash-generating unit is defined as the highest between the useful value and the net selling value.

To calculate the useful value of the asset, the future cash flows are discounted to their present value using a discount rate before taxes that reflects the weighted average capital cost for the industry wherein the cash-generating unit operates.

The cash flows are derived from the budget for the next five years and do not include reorganization activities that the Company has still not committed to, or significant future investment that would improve the asset base of the cash generating unit subject to the test. The recoverable value is sensitive to the discount value used in the discounted cash flow method, as well as the future expected cash receivables and the growth rate used for extrapolation purposes.

The net sales value is determined, whenever possible, based on a firm sales agreement in a transaction under commutative bases between knowing and interested parties, adjusted by expenses attributable to the sale of the asset or, when there is no firm sales agreement, based on the market price from an active market, or on the prices of the most recent transaction with similar assets.

b) Inventories for sale

The properties for sale are stated at cost of construction, which does not exceed their net realizable value. In the case of buildings under construction, the portion in inventory corresponds to the cost incurred for units not yet sold.

The cost of properties for sale includes expenses incurred in acquiring land, construction (including foundation, structure, finishing and costs of construction materials), own and outsourced labor costs, and financial costs directly related to the projects.

The land can be acquired for in single or several cash installments, exchanged for real estate units of the building to be constructed, exchanged for finished units or units under construction of other projects or exchanged for receivables from future sales ventures. The land cost for the exchanged units consists of the estimated cash sale value, which is the fair value recorded in return for advances from exchange clients.

Interest on loans and financing directly linked to projects funded through the Housing Finance System and other lines of funding whose resources are used to finance the construction and land acquisition are capitalized during the development and construction phases and are appropriated to the result in the proportion of units sold.

The Company must, by policy, conduct annual testing for units under construction and completed units, comparing the unit cost of construction with the sales value of units in inventory. The premises normally used for calculating the recoverable value of the assets are based on the expected cash flows, economic viability of real estate projects that demonstrate the recoverability of assets, or market value, all discounted to present value.

The classification of land between current assets and non-current assets is performed by the Management based on the expected term for the launch of real estate projects. The Management periodically reviews the estimates of launches of real estate projects.

c) Transactions with stock-based payments

The Company measures the cost of transactions to be settled with shares with employees based on the fair value of the equity instruments on the date they are granted. The estimated fair value of payments made with shares requires the use of a valuation model more suited to the granting of such equity instruments and that depends on the terms and conditions they are offered under. This also requires the definition of more adequate data for the valuation model, including the useful life of the option, volatility, dividend yield and corresponding premises.

d) Provision for lawsuits

The Company recognizes a provision for ongoing/pending tax, labor and civil cases. The estimate of the probability of loss includes the evaluation of all the evidence available, the legal hierarchy, available jurisprudence, the most recent and pertinent decisions in the courts and their relevance to the ruling in question, as well an opinion from external counsel. The provisions are revised and adjusted to take any changes in circumstances into account, such as the statute of limitations, completion of tax audits or additional exposure identified based on new matters or court rulings. The settlement of the transactions involving these estimates may result in values different than those estimated as a result of the imprecision inherent in the process of determining their value. The Company revises its estimates and premises at least annually.

e) Fair value of financial instruments

When the fair value of financial assets and liabilities presented on the balance sheet cannot be obtained from the relevant asset market, it is determined using technical evaluation methods, including the discounted cash flow method.

The data for these methods is based on those practiced in the market, as and when possible. However, when this is not feasible, discretion is required to establish the fair value. This judgment includes considerations about the data used such as, for example, interest rate, liquidity risk, credit risk and volatility. Changes in the premises concerning these factors may affect the fair value of the financial instruments presented.

f) Budgeted Project Costs

The total budgeted costs, mainly comprised of the costs incurred and expected to be complete when the construction work is concluded, are regularly revised during the course of the project and the adjustments based on that review are reflected in the Company’s results. The effect of these reviews on the estimates affects the result, according to Technical Pronouncement CPC 23 –Accounting Policies, Change in Estimates and Correction of Errors.

f) Taxes

There are uncertainties concerning interpretation of complex tax regulations and about the value and time of future tax results. The Company and its subsidiaries are subject, in the normal course of business, to investigations, audits, lawsuits and administrative proceedings in tax and labor matters. Depending on the subject of the investigations, lawsuits or administrative proceedings filed against the Company and subsidiaries, we may be adversely impacted, irrespective of the actual final result.

g) Realization of the Deferred Income Tax

The initial and following analyses of the realization of deferred income tax occur when is it probable that the taxable profit of the next years will be available for offsetting the deferred tax asset based on results forecasts prepared and based on internal assumptions and future economic scenarios that enable their total or partial use if full credit is constituted.

A summary of the financial information related to Company’s main accounting practices is shown below.

Revenue and expense recognition

(i) The revenue and costs related to the real estate development units sold and not concluded of are appropriated to the result throughout the construction period according to the following procedures:

(a) For payments made in installments for completed units, the result is appropriated when the sale is made, independent of the contractual term for these receivables.

(b) For sales of incomplete units, the following procedures are observed:

  The cost incurred (including the cost of land and other expenses directly related with inventory formation) corresponding to the units sold is fully appropriated in the result. For units not yet sold, the cost incurred is appropriated to inventory.
  The percentage of cost incurred for the units sold (including the cost of land) is calculated in relation to their total budgeted cost, with this same percentage applied to the revenue from units sold, adjusted for the terms and conditions defined in the sales contracts, thus determining the volume of revenue to be recognized directly proportional to cost;
  The amounts of sales revenue recognized which are higher than the values effectively received from clients are booked under “Accounts Receivable from services provided” in current or long-term assets; The amounts received related to the sale of units which are higher than the recognized revenue values are booked under the item: “Obligations for property purchases and client advances”;
  The interest and monetary restatement over the balance of accounts receivable after the keys are delivered, as well as the adjustment to present value of the balance of accounts receivable are appropriated to the result of contracted sales and property sales as and when incurred, observing the accrual basis of accounting for the fiscal years – ‘pro rata temporis’;
  The financial charges on accounts payable arising from the acquisition of land and directly related to construction financing are capitalized and registered to inventory of properties for sale and appropriated to the cost incurred with units under construction until completion, observing the same appropriation criteria of the real estate development cost for the units sold under construction, by deferred taxes, assets and liabilities;
  The tax levied and deferred on the difference existing between the real estate revenue and the accumulated revenue subject to taxation are calculated and included in the accounting upon recognition of this revenue difference.

Other revenue and expenses, including advertising and publicity, are booked in the result when incurred.

(ii) Construction services provided

Revenue derived from real estate services provided are recognized as the services are rendered and are linked to the activity of construction management for third parties and technical consulting.

(iii) Swap operations

A land swap is intended for the receipt of third party land for settlement by delivery of apartments or the transfer of installments from sales of real estate units. The value of the land acquired by the Company and its subsidiaries is determined based on the fair value of the real estate units to be delivered. The fair value of the land is registered under liabilities as a component of the land bank of properties for sale at the time of acquisition, in a contra account to advances from clients. The revenues and costs derived from swap operations are appropriated into the result throughout the construction period, as previously described in item (b).

(iv) ICPC 02 – paragraphs 20 and 21

In compliance with the requirements of the abovementioned ICPC, the amounts of revenue recognized and of incurred costs are shown in the income statement and advances received under the item “Obligations for real estate purchases and advances from clients.”

Consolidation of Financial Statements

Company’s consolidated financial statements include the statements of Gafisa, its direct and indirect subsidiaries and its joint ventures. Control over these entities is held when the Company has the power to control its financial and operating policies and is capable of attaining benefits and is exposed to risk from its activities. The subsidiaries and joint ventures are fully and proportionally consolidated, respectively, as of the date when full or shared control begins, until the date it ceases to exist. As of December 31, 2012, 2011 and 2010 the consolidated financial statements include full consolidation of the following companies, respectively:

		Share %
	2012	2011	2010

Gafisa and subsidiaries (*)	100	100	100
Construtora Tenda and subsidiaries (*)	100	100	100
Alphaville Urbanismo and subsidiaries (*)	80	80	80

The accounting practices have been applied consistently in all subsidiaries and joint ventures included in the consolidated financial statements and the fiscal year of these companies coincides with that of the Company.

10.6. INTERNAL CONTROLS ADOPTED TO ENSURE THE RELIABILITY OF THE FINANCIAL STATEMENTS:

a) efficiency of such controls, indicating possible flaws and the steps taken to rectify them

The Company’s Management, and especially the Chief Executive Officer and the Chief Financial and Investor Relations Officer, is responsible for implementing and maintaining a suitable internal control structure for the preparation of the financial statements.

The internal controls over the preparation of the Financial Statements are evaluated to ensure a reasonable level of confidence as to the reliability of the accounting information and the preparation of the financial statements in accordance with Brazilian accounting practices for outside disclosure. The Company’s internal controls over the preparation of the financial statements include policies and procedures that: (i) reflect precisely and appropriately the Company’s transactions and asset disposal; (ii) provide a reasonable degree of confidence that the transactions are recorded in such a way as to enable the preparation of the financial statements in accordance with Brazilian accounting practices and that the Company’s receipts and payments are in strict compliance with the authorizations granted by the Company’s management; and (iii) provide a reasonable degree of confidence regarding the timely prevention or detection of any unauthorized acquisition, use or disposal of Company assets that could have a material effect on the financial statements.

Due to their inherent limitations mentioned in item 10.6 (b) of this Reference Form, the Company’s internal controls over the preparation of the Financial Statements could fail to identify or prevent errors. By the same token, any forecast assessment of their future effectiveness is subject to the risk that the controls could become inadequate due to changing circumstances, or that the level of compliance of the Company’s policies and procedures could diminish.

The Company’s Management performed an assessment of the internal controls on the preparation of the Financial Statements as at December 31, 2011, based on the criteria established in the Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and, according to said methodology, concluded that, as of December 31, 2011, the Company’s Internal Control structure for the preparation of the Financial Statements was considered to be ineffective.

Finally, it should be pointed out that the Company meets all the corporate governance requirements of the BM&FBOVESPA’s Novo Mercado and Section 404 of the Sarbanes-Oxley Act.

b) shortcomings and recommendations regarding internal controls mentioned in the independent auditor’s report

The Management lists below the shortcomings identified and recommendations regarding the internal controls mentioned in the independent auditor’s report with respect to the financial statements for the fiscal year ended on December 31, 2011:

Shortcoming Identified	Recommendation

Controls and analysis over cash and cash equivalents

The Company has certain controls to perform the analysis on the characterization and respective classification of certain investments between cash and cash equivalents and marketable securities. However, we identified the need to improve these controls, since the management interpreted that the accounting classification was different from that mentioned in the standard CPC 3 (R2) - Statement of cash flows.

The Company should improve its monitoring controls over its accounting characterization and classification of transactions involving investments of any kind. These controls should be done by transaction and on the date they occur, and should be initiated by the person responsible for the transaction and evaluated by the accounting department. The specific recommendation is for the accounting department to proceed with reconciliation of figures presented and criticize them in the light of CPCs 03 (R2), 26 (R1) and 38, as to classification and ratings made by those responsible for the transactions.

Effects of the business combination on earnings per share

The auditor’s report that the Company has made transactions of acquisition of shares in certain companies in previous years some involving a business combination, such as Alphaville Urbanismo S.A. (“AUSA”). In this particular transaction, which occurred in 2007, 60% of the share capital of AUSA was acquired with a commitment to acquire the remaining 40% in 5 years after the initial purchase. There was an option to settle the obligation in cash or through a Company share issue. Therefore there was no fair value of the obligation to be recognized. However, due to the likelihood of settlement of the obligation through a Company share issue, potential shares to be issued should be part of the calculation for determination of diluted earnings per share, as stipulated by the CPC 41 - Earnings per share. On December 31, 2011, the effect of these potential shares to be issued in the calculation of diluted earnings per share was null, due to the presentation of loss for the year (antidilutive effect), however, the potential number of shares issued totaled more than 70 million, which could significantly impact the earnings per share should the Company record a profit.

The Company must improve its monitoring controls and identification of potential transactions and instruments that could be classified in the determination of the calculation of diluted earnings per share, as well as improvement of its controls in the event of future acquisition transactions with a business combination, evaluating all aspects involved in the transaction, including possible embedded derivatives to avoid the risks outlined above.

Controls and analysis over budgeted cost

The Company applies a control consisting of periodic review of the budgeted costs in relation to costs incurred by assessing the overall balance of project costs, but without the individualized monitoring by input group and / or service (family). During the fourth quarter of 2011, the Company revisited the budgeted costs of its projects in progress and identified extemporaneous adjustments in some projects, which should have been charged to the year 2010 and had not been identified through the Company's internal controls in effect at that date. As a result of these adjustments in budgets the Company’s financial statements for the fiscal year ended December 31, 2010 have been restated as required by CPC 23 - Accounting Policies, Changes in Accounting Estimates and Error Correction, because it directly affected the margin percentage calculated for the determination of revenue, which is determined by the criterion of percentage of completion (POC) as per CPC 17 - Construction Contracts and CPC 30 - Revenue, specifically ICPC 02 - Agreements for the Construction of Real Estate and OCPC 04 - Application of Technical Interpretation ICPC 02 for Brazilian real estate entities. The effects on the Company’s net results for the fiscal years 2010 and 2011 were R$151,485 and R$639,482, respectively.

We recommend that the Company improve and assess the possibility of creating additional controls to mitigate budgeted costs monitoring and reflect them in a timely manner in case of periodic adjustments that may occur and have been classified as a change in estimate. Additionally, we recommend that these controls also present improvements regarding revision by family and group of inputs, also so that there is specific work for the internal audit department on the review of budgets on a regular and constant basis, since the possible existing risks can directly affect the economic and financial situation of the Company.

Improvements in the process of financial statement closing

Some controls that properly designed in the risk matrix and were being operationalized in the process of closing the Company's financial statements were detected.

However, some deficiencies in controls, as well as some areas for improvement, were identified and should be improved in order to avoid risk of incorrect presentation of the financial statements in light of CPC 26 (R1) and other CPCs corresponding to minimum disclosure required in accounting, in addition to process improvements that could bring efficiency gains and cost savings in the process of closure of the financial statements.

The Company must improve the process of closing its financial statements and its respective controls already in place to constantly maintain a qualitative evolution in information being disclosed by the Company, and also to consolidate this information so that it is reliable and can be used for decision making by users of these financial statements. Also, observing the procedures above and others that may assist in the closing of the financial statements and corporate governance add value to the Company and generating information with higher quality, clarity and assertiveness.

The Management was made aware of the shortcomings identified and respective recommendations and introduced a specific action plan addressing each of those shortcomings, which were all resolved during 2012.

It is important to note that the report from the independent auditors on internal controls for 2012 will only be presented to the Company upon review and opinion on financial statements in USGAAP.

10.7. FACTORS RELATING TO ANY PUBLIC OFFERING OF MARKETABLE SECURITIES:

a) how the proceeds from the offering were used

The resources from Company’s follow-on stock offering in 2007 were allocated to land bank formation, expanding the Company’s activities, forming partnerships, providing working capital and covering the costs in relation to the offering.

The resources from the debenture issues were allocated to reinforcing working capital, that is, to finance the construction of residential units in real estate developments.

The proceeds from the Company’s follow on stock offering settled on March 29, 2010, were used for land bank acquisition, working capital, forming partnerships, making strategic acquisitions and launching new real estate developments.

The resources from the Company’s Promissory Notes issued in 2011 were allocated to reinforcing the Company’s working capital.

b) whether there were any significant diversions between the proposed allocation disclosed in the respective offering prospectus and the effective allocation of the proceeds

There was no significant diversion between the proposed allocation disclosed in the respective prospectus and the effective allocation of the proceeds.

c) in the event of any significant diversions, the reasons for such

Not applicable, as there were no significant diversions between the proposed allocation disclosed in the respective prospectus and the effective allocation of the proceeds.

10.8. SIGNIFICANT ITEMS NOT SHOWN IN THE COMPANY’S FINANCIAL STATEMENTS:

a) assets and liabilities held by the company, directly or indirectly, that do not appear on the balance sheet

The Company does not have any material assets or liabilities that are not reflected in this form and in the Company’s financial statements and the notes thereto.

b) other items not shown in the financial statements

The Company does not have any other items that are not shown in its financial statements.

10.9. REGARDING EACH ITEM NOT SHOWN IN THE FINANCIAL STATEMENTS, AS INDICATED IN ITEM 10.8:

a) how such items altered or could alter the revenue, expenses, operating results, net financial expenses or other items in the company’s financial statements
As explained in item 10.8, above, there are no items that are not shown in the financial statements.
b) nature and purpose of the operation
As explained in item 10.8, above, there are no items that are not shown in the financial statements.
c) nature and amount of obligations assumed and rights generated for the company as a result of the operation
As explained in item 10.8, above, there are no items that are not shown in the financial statements.

10.10. KEY ELEMENTS OF THE COMPANY’S BUSINESS PLAN:

a) investments (including a quantitative and qualitative description of investments in course and that are foreseen, sources of investment financing and significant divestments that are in course or that are foreseen)

i. quantitative and qualitative description of investments that are in course or are foreseen

The Company’s net cash in 2012, which was used for investment, including the acquisition of land bank and equipment and undertaking new ventures, was negative R$322.9 million, mainly due to investments in property and equipment in the amount of R$114.8 million. Net cash in 2011 was negative R$6.9 million.

The Company’s net cash in 2011, which was used for investment, including the acquisition of land bank and equipment and undertaking new ventures, was negative R$6.9 million, mainly due to investments in property and equipment in the amount of R$105.6 million. Net cash in 2010 was R$6.9 million.

The Company’s net cash in 2010, which was used for investment, including the acquisition of land bank and equipment and undertaking new ventures, was positive R$122.9 million, mainly due to the follow-on offering carried out during the year, a net inflow of debt funding and the freeing up of restricted cash resources. Net cash in 2009 was R$762.2 million.

The Company’s disbursements during 2012 related mainly to investment in land bank, sales stands, software, and improvements, and totaled R$114.8 million, compared to R$105.6 million in 2011, and an increase in the level of restricted cash for loan guarantees in the amount of R$208.1 million in 2011, compared to a reduction in the level of restricted cash of R$98.7 million in 2011.

Company’s disbursements during 2011 related mainly to investment in the land bank, mainly land for future developments, and equipment in the amount of R$105.6 million, compared to R$63.5 million in 2010, and a reduction in the level of restricted cash for loan guarantees in the amount of R$98.7 million in 2011, compared to a reduction in the level of restricted cash of R$186.3 million in 2010.

The Company’s disbursements during 2010 related mainly to investment in land bank, principally land for future developments, and equipment in the amount of R$63.5 million, against R$45.1 million in 2009, and there was reduction in the level of restricted cash for loan guarantees of R$186.3 million in 2010, compared to an increase of R$717.1 million in 2009.

ii. sources of investment financing

The Company relies on resources from the sale of treasury stock, the abovementioned corporate fundraising, debentures issues and lines of credit from the SFH (National Housing Finance Scheme).

iii. significant divestments that are in course or are foreseen

No significant divestments are in course or foreseen.

b) previously disclosed acquisitions of plant, equipment, patents or other assets that can materially affect the company’s production capacity

There have been no acquisitions of plant, equipment, patents or other assets that can materially affect the Company’s production capacity.

c) new products and services

There are no new products or services.

10.11. OTHER FACTORS MATERIALLY IMPACTING THE COMPANY’S OPERATING PERFORMANCE THAT HAVE NOT BEEN IDENTIFIED OR DISCUSSED IN OTHER ITEMS IN THIS SECTION.

All significant information relevant to this subject has been disclosed in the items above.

APPENDIX II

As per Appendix 24, item 13 of CVM Instruction no. 480 of December 17, 2009

13.  MANAGEMENT COMPENSATION

13.1. Compensation practice and policy of the Board of Directors, the statutory and non statutory Executive Board, the Fiscal Council, the Statutory Committees and the Audit, Risk, Finance and Compensation Committees, covering the following aspects:

a. Objectives of the compensation policy or practice:

The compensation policy of the Company for its managers, including members of the Board of Directors, statutory and non-statutory Directors, members of the Fiscal Council, in line with the best corporate governance practices, aims to attract and retain the best professionals in the market. Compensation is established based on market research and is directly linked to the alignment of the interests of the executives in question and those of the Company's shareholders.

In the case of the Directors, the existence of a variable short-term and long-term incentives (the later in the form of grant of stock option plans) practice permits the sharing of the Company's risks and results with its main executives, being characteristic of a transparent policy and aimed at achieving long-lasting results and the perpetuity of the Company.

b. Breakdown of compensation, indicating:

i.                     description of compensation elements and the objectives of each one

a) Board of Directors

The members of the Board of Directors are entitled to a fixed compensation, which is established in accordance with market criteria and aims to attract professionals who add value to the results of the company; and to the stock options program, based on the Company shares.

b) Executive Board

The members of the statutory and non-statutory Executive Board are entitled to fixed and variable compensation, this last composed of a tranche of short-term cash bonuses and a long-term incentive tranche, referring to the stock option plan, based on the Company shares. The amounts paid in fixed compensation are normally below market standards, thus permitting the Company to concentrate a significant part of the total compensation in the form of short and long-term variable incentives, which means that the Directors share risks and results with the Company, so providing a greater alignment of interests between the Company's executives and its shareholders.

The objective of the short-term variable compensation is to reward the results achieved for the year if the targets stipulated for the period have been reached. By the same token, long-term incentives, based on stock options, aims at providing reward for results achieved over a longer period (generally more than 2 years. This policy aims to align the interests of the executives with those of the shareholders.

In addition to fixed and variable compensation, the Company offers its statutory directors health plan benefits and life insurance.

It is important to emphasize that the Company has a Compensation Committee that analyses the strategy for fixed and variable compensation to be adopted, the models for granting of stock option models and the recommendations of corresponding beneficiaries of the plan, for subsequent approval by the Board of Directors.

c) Fiscal Council

The members of the Fiscal Council, in addition to mandatory reimbursement for necessary travel and lodging expenses as a result of their function, are entitled only to a fixed compensation based on the legal minimum.

d) Committees

All the members of the Company's Committees are managers or employees, and do not receive specific compensation for the fact that they participate on the Committees.

ii.                       Proportion of each element in the total compensation

In the case of the Fiscal Council and the Board of Directors, fixed compensation corresponds to 100% of the total compensation, as previously mentioned.

In the case of the Executive Board (both statutory and non-statutory), fixed compensation corresponds to approximately 30% of the total compensation, while the variable compensation approximately corresponds to the remaining 70%. Of the tranche referring to variable incentives, the part referring to the stock option plan (long term) represents approximately 60% while the part referring to the bonuses (short term) represents approximately 40%.

These percentages may vary due to changes in the results presented by the Company in the period, given the component of shared risks and results which exists in the variable compensation tranche.

iii.                    Methodology for the calculation and readjustment of each of the compensation elements

The amount of compensation paid by the Company to its managers and employees are periodically compared with those in the market, based on research carried out by external specialist consultants, so that they can measure their competitiveness and evaluate the possible need to carry out any adjustments to some of the compensation components. The researches involve all positions in the Company’s structure and include companies that can or cannot be from the same segment and that has all or some of the following characteristics: similar presence as Gafisa, publicly-held company, national capital, high level of corporate governance and good practices of compensation and human resources.

iv.                  Reasons which justify the compensation breakdown

The Company adopts a compensation breakdown model, which concentrates a significant tranche of the total compensation into variable components (both short and long-term), which is part of its policy of sharing risks and results with its main executives.

c. Main performance indicators that are taken into consideration in the determination of each compensation element:

For the determination of all the compensation items, the performance of the employee and his individual targets are taken into consideration, in accordance to what was achieved in comparison to the proposition and agreed for the year. Variable compensation is directly linked to the indicators contained in the Company's Scorecard, which is approved by the Board of Directors and which contains defined targets for the period, such as for example leverage, cash flow, EBITDA and sales volume, among others.

d. How compensation is structured to reflect the evolution in performance indicators:

Any changes to the compensation items is directly linked to the performance of the individual and that of the Company and the reaching of targets in the period in question, while salary increases, the variation in salary multiples received in the form of bonuses and the quantity of options granted under the option plan are all directly linked to the performance demonstrated in the evaluated period.

e. How compensation policy or practice is aligned with the short, medium and long-term interests of the Company:

The practice adopted by the Company with regard to the various components of the total compensation is directly aligned to the short, medium and long-term interests of the Company. Fixed compensation reflects compensation below market practices, but, as the cycle in the segment is medium and long term, the Company believes that a significant portion of compensation should be remitted to these periods, fully in line with the Company performance monitoring and, therefore, reaffirming the sharing of risk and results between executives and the Company.

f. Existence of compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders:

There is no compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders of the company.

g. Existence of any compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company:

There is no compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company.

13.2. Concerning the compensation recognized in the results of the last 3 financial years and expected for the current financial year, for the Board of Directors, the statutory Executive Board and the Fiscal Council:

Year 2010	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members (1)	5.67	3.00	5.00	13.67
Fixed annual compensation (2)	955,100	136,800	2,820,223	3,912,123
- Pro-Labore	955,100	136,800	2,630,000	3,721,900
- Direct or indirect benefits	NA	NA	190,223	190,223
- Compensation for participation on committees	NA	NA	NA	NA
- Other	NA	NA	NA	NA
Annual variable compensation	NA	NA	2,796,388	2,796,388
- Bonus (3)	NA	NA	2,796,388	2,796,388
- Profit-sharing	NA	NA	NA	NA
- Compensation for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Other	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Severance package	NA	NA	NA	NA
Compensation based on stock	NA	NA	3,786,878	3,786,878
Total (R$) (4)	955,100	136,800	9,403,488	10,495,388

Notes:

1. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

2. The amounts stated as fixed annual compensation for the Board of Directors and the Fiscal Council are the amounts effectively paid to all members of the Board of Directors and the Fiscal Council in 2010.

3. The amounts stated of bonus correspond to the amounts paid.

The information contained in the presented Financial Statements refers to the pro-labore of the Board of Directors, Fiscal Council and Statutory Executive Board.

Year 2011	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members (1)	8.00	3.00	5.92 (6)	16,92
Fixed annual compensation	1,473,408	136,800	3,497,192	5,107,400
- Pro-Labore (2)	1,473,408	136,800	3,294,333	4,904,541
- Direct or indirect benefits	NA	NA	202,859	202,859
- Compensation for participation on committees	NA	NA	NA	NA
- Other	NA	NA	NA	NA
Annual variable compensation	NA	NA	0	0
- Bonus (3)	NA	NA	0	NA
- Profit-sharing	NA	NA	NA	NA
- Compensation for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Other	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Severance package	NA	NA	NA	NA
Compensation based on stock (4)	229,425	NA	8,253,567	8,482,992
Total (R$) (5)	1,702,833	136,800	11,750,759	13,590,392

Notes:

1. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

2. The amount presented as pro-labore  does not include payroll charges.

3. There was no payment of bonus related to the Company’s results for the fiscal year of 2011.

4. The amounts presented as compensation based on stock reflect the account at cost realized in 2011, related to all programs granted to the Board of Directors and Statutory Executive Board, in accordance to pricing models of Binomial (traditional stock option plans) and Monte Carlo (restricted stock option plans).

5. The information contained in the presented Financial Statements refers to the pro-labore and benefits (whenever applicable) of the Board of Directors, Fiscal Council and Statutory Executive Board.

6. The Statutory Financial and Investor Relations Officer of the Company accumulated, in the period, both positions along with the position of Superintendent Officer of Alphaville Urbanismo S.A., a controlled company. Therefore, his position is included in the number of members of the Statutory Executive Board but he received his pro labore in 2011 for the position he occupied in the controlled company, not for the position in the Company.

Year 2012	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members (1)	9.00	3.00	5.83	17.83
Fixed annual compensation	1,791,001	137,940	3,923,539	5,852,480
- Pro Labore (2)	1,772,352	137,940	3,709,999	5,620,291
- Direct or indirect benefits	18,649	NA	213,540	232,189
- Compensation for participation on committees	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Annual variable compensation	NA	NA	10,603,388	10,603,388
- Bonus (3)	NA	NA	10,603,388	10,603,388
- Profit-sharing	NA	NA	NA	NA
- Compensation for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Benefits as a result of leaving the company	NA	NA	NA	NA
Compensation based on shares (4)	410.051	NA	6.330.745	6.740.796
Total (R$) (5)	2.201.052	137.940	20.857.671	23.196.663

Notes:

1.      The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

2.      The value stated as pro-labore  does not include payroll charges.

3.      The amount stated as bonus is an estimate based on previous calculations of achieved goals are still under revision and pending approval of the Board of Directors

4.      The amounts presented as compensation based on shares reflect the account at cost realized in 2012, related to all programs granted to the Board of Directors and Statutory Executive Board, in accordance to pricing models of Monte Carlo (traditional stock option plans) and Binomial (restricted stock option plans). The Board’s Program, granted in 2011, expired in 2012 (see item 13.4), however an amortized expense was recorded in this year.

5.      The information described in the Financial Statements presented are related to pro-labore and benefits (when applicable) of Board of Directors, Fiscal Council and Statutory Executive Board.

Year 2013 – Forecast	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members (1)	9.00	3.00	7.00	19.00
Fixed annual compensation	1,890,721	186,000	5,024,600	7,101,322
- Pro-Labore (2)	1,852,416	186,000	4,707,500	6,745,916
- Direct or indirect benefits	38,305	NA	317,100	355,406
- Compensation for participation on committees	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Annual variable compensation	NA	NA	11,484,375	11,484,375
- Bonus	NA	NA	11,484,375	11,484,375
- Profit-sharing	NA	NA	NA	NA
- Compensation for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Benefits as a result of leaving the company	NA	NA	NA	NA
Compensation based on shares (3)	NA	NA	5.625.084	5.625.084
Total (R$)	1,890,721	186,000	22.134.059	24.210.780

Notes:

1. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

2. The value stated as pro-labore  does not include payroll charges.

3. The amounts presented as compensation based on shares reflect the account at cost to be realized in 2013, related to all programs granted to the Statutory Executive Board, in accordance to pricing models of Monte Carlo (traditional stock option plans) and Binomial (restricted stock option plans).

13.3. Concerning the variable compensation in the last 3 financial years and that expected for the current financial year for the Board of Directors, the statutory Executive Board and the Fiscal Council:

Year 2010	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Board	Total
Number of members (2)	5.67	3.00	5.00	13.67
Bonus
Minimum amount set under the compensation plan	NA	NA	0	0
Maximum amounts set under the compensation plan (3)	NA	NA	6,930,000	6,930,000
Value expected under the compensation plan - targets having been reached (4)	NA	NA	5,250,000	5,250,000
Effective recognized value (5)	NA	NA	2,796,388	2,796,388
Participation on results	NA	NA
Minimum amount set under the compensation plan	NA	NA	NA	NA
Maximum amounts set under the compensation plan	NA	NA	NA	NA
Value expected under the compensation plan - targets having been reached	NA	NA	NA	NA
Effective recognized value	NA	NA	NA	NA

Note:
1. The Board of Directors and Fiscal Council are not eligible for variable compensation.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.
3. The amounts presented for maximum amounts set under the compensation plan take into consideration 132% of reach over bonus target value.
4. The amounts presented for maximum amounts set under the compensation plan take into consideration 100% of reach over bonus target value.
5. Amounts effectively paid.

Year 2011	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Board	Total
Number of members (2)	8.00	3.00	5.92	16.92
Bonus
Minimum amount set under the compensation plan	NA	NA	0	0
Maximum amounts set under the compensation plan (3)	NA	NA	n.a	9,240,000
Value expected under the compensation plan - targets having been reached (4)	NA	NA	7,000,000	7,000,000
Effective recognized value (5)	NA	NA	0	0
Participation on results	NA	NA
Minimum amount set under the compensation plan	NA	NA	NA	NA
Maximum amounts set under the compensation plan	NA	NA	NA	NA
Value expected under the compensation plan - targets having been reached	NA	NA	NA	NA
Effective recognized value	NA	NA	NA	NA

Note:
1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.
3. As from 2011, there is no maximum limit for reaching targets regarding bonus payment.
4. The amounts presented for maximum amounts set under the compensation plan take into consideration 100% of reach over bonus target value.
5. No bonus payment was made from 2011 results.

Year 2012	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Board	Total
Number of members (2)	9.00	3.00	5.83	17.83
Bonus
Minimum amount set under the compensation plan	NA	NA	0	0
Maximum amounts set under the compensation plan (3)	NA	NA	NA	NA
Value expected under the compensation plan - targets having been reached (4)	NA	NA	10,603,388	10,603,388
Participation on results	NA	NA
Minimum amount set under the compensation plan	NA	NA	NA	NA
Maximum amounts set under the compensation plan	NA	NA	NA	NA
Value expected under the compensation plan - targets having been reached	NA	NA	NA	NA

Note:
1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.
3. As from 2011, there is no maximum limit for reaching targets regarding bonus payment.
4. The amount stated as expected is an estimate based on previous calculations of achieved goals which are still under revision and pending approval of the Board of Directors.

Year 2013 - Forecast	Board of Directors (1)	Fiscal Council(1)	Statutory Executive Board	Total
Number of members (2)	9.00	3.00	7.00	19.00
Bonus
Minimum amount set under the compensation plan (3)	n.a	n.a	0	0
Maximum amounts set under the compensation plan (4)	n.a.	n.a.	n.a	n.a
Value expected under the compensation plan - targets having been reached (5)	n.a.	n.a.	11,484,375	11,484,375
Participation on results
Minimum amount set under the compensation plan	n.a.	n.a.	n.a.	n.a.
Maximum amounts set under the compensation plan	n.a.	n.a.	n.a.	n.a.
Value expected under the compensation plan - targets having been reached	n.a.	n.a.	n.a.	n.a.

Note:
1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.
3. As from 2011, there is no maximum limit for reaching targets regarding bonus payment.

13.4. Concerning the compensation plan based on shares for the Board of Directors and the statutory Executive Board, in force at the end of the financial year and envisaged for the current financial year:

a. General terms and conditions:

Within the scope of the Company Stock Option Plan, employees and managers (“beneficiaries”) are eligible to receive call options on ordinary shares issued by the Company. In principle, all managers and employees are eligible to participate in the call option plan, seeing that currently 65 people, among the managers and employees, hold stock options in the Company, taking all the option plans together.

The first Stock Option Plan was approved at the Annual General Meeting held on April 30, 2002, ratifying the terms and conditions approved by the Board of Directors as a meeting held on April 3, 2000 (“Option Plan 2002”). There are no further plans for options to be granted under the Option Plan 2002, whose conditions are not applicable to the granting of options currently carried out by the Company.

At a General Shareholders Meeting on February 3, 2006 a second share option plan was approved (“Option Plan 2006”), and at a General Shareholders Meeting on June 18, 2008, a third option plan was approved for shares issued by the Company (“Option Plan 2008”).  Option Plan 2006 and Option Plan 2008 establish similar terms and conditions to each other, the most important difference being the possibility instituted by Option Plan 2008 of the granting of options in the form of Restricted Stock Options, as explained further on in this report.  Option Plan 2008 is applicable to options currently granted by the Company, the general conditions of which are described below.

The Plan (thus considering Option Plan 2006 and Option Plan 2008, without distinction, except where otherwise indicated) is managed by the Board of Directors, which has wide-reaching powers in terms of its organization and option granting, observing the limits imposed by the Plan. The Board of Directors is responsible for the granting of options, establishing the specific terms and conditions applicable to each granting of A Options as part of option programs (“Programs”), in which may be defined: (i) the beneficiaries; (ii) the total number of shares in the Company that are the object of the options granted, and their division into lots; (iii) the exercise price; (iv) the lock-up period during which the option may not be exercised, the periods for the exercising A Options and the limits dates for the total or partial exercising of the option and on which the option rights expire; (v) restrictions on the availability of shares received by the exercising of the option; and (vi) targets related to the performance of the employees, managers or the Company. The Board of Directors may also opt to delegate its functions to a specific Committee. Currently, the Compensation Committee is responsible for analyzing and recommending all the actions related to compensation and long term incentives, for approval of the Board of Directors.

The Beneficiaries covered by the options granted must sign a Contract for the Granting of Options with the Company (“Option Contracts”), by which the Beneficiaries have the option of buying lots of shares issued by the company, in accordance with the terms and conditions of the corresponding Plan and Program. The option contracts may include specific conditions applicable to a particular Beneficiary.

The general rule is that the option exercise price will be equivalent to the average trading value of the shares over 30 days of trading on BM&FBOVESPA S.A. (the stock exchange of Sao Paulo) prior to the option granting date (”market value”), with the possibility of applying monetary correction or interest to this figure, as decided by the Board of Directors for each program.  Option Plan 2008 introduced the possibility of the Board of Directors authorizing differentiated options to particular Beneficiaries (“B Options”) for the exercise price of R$0.01.  The exercising of B Options, if granted, will be always conditional and proportional to the previous exercising of the other options in Option Plan 2008 and authorized for each Beneficiary (“A Options”, whose exercise price will always be calculated in accordance with Market Value) and during the course of the lock-up period, of a minimum of 2 years counting from the date of the respective option granting date. Other conditions May be established for each Program (see item “h” below, description of programs with regard to appreciation targets).  With this, Option Plan 2008 introduced the possibility of the granting of options in a new format, known as “Restricted Stock Options”, under which B Options, inextricably linked to A Options, serve as an adjustment factor in the initial granting of A Options, so that the effective gain of the beneficiaries will depend on the performance by the Company over the medium and long term.

Under Option Plan 2006, 2 programs were approved, respectively at meetings of the Board of Directors on March 23, 2006 (“Program 2006”) and February 9, 2007 (“Program 2007”).

Under Option Plan 2008, 8 programs were approved, respectively at meetings of the Board of Directors on May 9, 2008 (“Program 2008”), and June 26, 2009 (“Program 2009”), December 17, 2009 (“Program II 2009”), August 4, 2010 (“Program 2010”), March 31, 2011 (“Program 2011”), July 13, 2011, in which 2 Programs were approved (“Program II 2011” and “Council Program 2011”), and August 20, 2012 (“Program 2012”). The Program 2008, Program 2009, Program 2010 and Program II 2011 were all divided into 2 grants, with distinct conditions for each, described in the items below, where indicated. Program 2012 was divided into 3 grants, also with distinct conditions for each, described in the items below, where indicated.

All the Programs approved under Option Plan 2006, as well as the first option grant under Program 2008, the two option grants under Program 2009, the first option grant under Program 2010 and the first option grant under Program II 2011, second and third option grants under Program 2012 were carried out in accordance with a conventional option grant model, which is to say, options were only granted whose exercise price corresponds to the Market Value of the Company's shares. This model was also used I the Board Program 2011, in which options were granted to the members of the Board of Directors. While the second granting of Program 2008, Program II 2009, the second granting of Program 2010, Program 2011, the second granting of Program II 2011 and the first option grant under Program 2012 followed the Restricted Stock Option model, so that each beneficiary received both A Options and B Options.

The options granted to the members of the Statutory Executive Board under Program 2006, under Program 2009, under the first granting of Program 2010 and under the first granting of Program II 2011 were replaced in their entirety by options granted under Program 2012, through the signing of corresponding Contracts with the Company.

In this way, no member of the Statutory Executive Board is currently a beneficiary of the Program 2006, Program 2007 Program 2008, or Program 2009, first granting of Program 2010 or first granting of Program II 2011. It should also be observed that no member of the Statutory Executive Board is a beneficiary of the second granting of Program 2010, or Program 2011.

The options of the Board Program 2011 expired. According to the rules of this Program, it would have been necessary the exercise at least 20% of the options of the allotment incorporated in 2012 for the allotments not incorporated to be extinct. Thus, currently, the members of the Board of Directors are not beneficiaries in any Stock Option Plan of the Company.

Furthermore, as a result of the incorporation of the shares issued by Construtora Tenda S.A. by the Company, as approved at an Extraordinary General Meeting held on December 30, 2009, certain of options granted by Construtora Tenda S.A. were assumed by the Company, under the terms set at the meeting of the Board of Directors held on January 4, 2010. With this, the Board of Directors approved a further 3 Programs, these being Special Stock Option Program I, Special Stock Option Program II and Special Stock Option Program III (“Special Programs”). Each of the Special Programs has specific conditions which seeks to reconcile the conditions of the plan with the need to maintain an economic balance of the options granted to the beneficiaries of the corresponding programs of Construtora Tenda S.A., in such a way that their conditions reflects, in so far as is possible under the terms of the plan, the corresponding conditions previously applicable to the beneficiaries when they exercised their roles at Construtora Tenda S.A..  Special Program I and Special Program III carried out option grants which essentially reflect conventional option models.

While Special Program II carried out 2 grantings with partially distinct conditions, with both following the Restricted Stock Option model, which was also adopted by Construtora Tenda S.A. for certain of their option grants. The difference between these grants is due to the fact that certain Beneficiaries before being beneficiaries under the Tenda Plan, were beneficiaries of the Company itself, having exercised roles in the then subsidiary Fit Residencial Empreendimentos Ltda., which was incorporated by Tenda in 2008, resulting in the migration of these beneficiaries to the Tenda option plan.  So that the conditions of the options that had been granted to these beneficiaries under the Restricted Stock Option model could be preserved, and additional lot of B Options were granted to them when they migrated to the Tenda plan, with a lock-up period and reflecting the respective B Options to which each of them would have the right to exercise in the first company, and because they had previously exercised A Options granted by the Company.  With the incorporation of the shares of Construtora Tenda S.A. by the Company and the further migration as a result, the conditions applicable to the beneficiaries of Restricted Stock Options were incorporated in the second granting of Special Program II, which contains to Option B lots, with separate and distinct lock-up periods.

It should also be observed that, as a result of the beneficiaries leaving Special Programs I and II, the options that were not exercised in accordance with the rules of the Plan and the decisions by the Board of Directors, became extinct.  This being the case, Special Programs I and II are no longer in force.

With regard to the exercise price of the options to be granted by the Special Programs, the criteria of Market Value will not be used for the traditional options or for A Options: in order to reflect the conditions previously applicable to beneficiaries of the programs of Construtora Tenda S.A. who switched to the Company, the exercise price will be used that was applicable under the corresponding program of Construtora Tenda S.A. (which reflected the market value of the shares in that company), adjusted for the swap ratio for the shares established for the incorporation of the shares in Construtora Tenda S.A. by the Company.

b. Principal objectives of the plan:

The Company's stock option plans have the aim of: (1) encouraging expansion and success in the development of its corporate objectives, permitting the beneficiaries to acquire shares, encouraging their integration into the Company; (2) attracting top level managers and employees to provide their services, offering them the additional advantage of becoming shareholders in the Company on potentially differentiated terms; and (3) aligning the interests of the top level managers and employees with the interests of the Company's shareholders.

c.  The way in which the plan contributes to these objectives:

In providing the possibility of employees and managers becoming shareholders of the Company under potentially differentiated conditions, it is expected that they will have a strong incentive to effectively commit themselves to the creation of value and exercise their roles in a manner integrated with the interests of the Company's shareholders, corporate objectives and expansion plans, thus maximizing profit. The offering of stock A Options also encourages Beneficiaries, as a result of the commitment of their own funds, to seek appreciation in the shares, without, however, compromising the sustainable growth, equally relevant in view of the grant model adopted. Furthermore, this type of model results in the sharing of the risks and gains of the Company, through the appreciation of the shares acquired under the stock option plan.

Additionally, the model adopted is expected to be an efficient mechanism for retaining managers and key employees, basically because of the shared results of appreciation in the Company's shares.

d. How the plan is inserted into the Company's compensation policy

The Company Plan currently in force builds in a policy of concentrating the incentives of top-level managers and employees in variable components, linked to the performance of the Company. In fact most of the compensation is concentrated in incentives which aimed to share risks and results with the Company's main executives.  As explained in item 13.1 above, the option plans are directly linked to this alignment of interests.

e. How the plan outlines the interests of the managers with those of the Company over the short, medium and long term

The options granted on the basis of the plans have different mechanisms, which permit the alignment of the interests of the managers over different time horizons.

Division into annual lots and the existence of lock-up differentiated lock-up periods (see item “h” below) means that the Beneficiaries commit themselves to the constant appreciation of the Company's shares over the short, medium and long term. The Beneficiary has the incentive, for the short term, of exercising A Options at prices that are lower in relation to market value, encouraging him constantly strive to achieve appreciation in the shares.

Additionally, the existence of periods during which the shares cannot be sold (lock-up periods) (see item “l” below), also modulate the incentives of the Beneficiary for a longer period: the shares that are subject to the exercising of A Options are only available for sale after this period, so that the Beneficiary will only see a gain in his shares if the Company's share value continues to appreciate up to the end of this period, when they may be sold.

In certain cases (item “h”), it is required that the Beneficiary earmarks a minimum amount of the value received by him in annual bonus to the exercising of options, or yet that acquires a minimum amount of options every year, under penalty of extinguishment of future options.  The Company believes that this requirement permits the alignment of interests both in the short as well as long term, because it involves the commitment of the Beneficiary's own funds to shares in the Company, which may only be sold after a given period of time.

With regard to the Restricted Stock Option model, under which options granted to the beneficiaries are divided into A Options and B Options, a structure of distinct incentives is created to align the interests of the managers and employees with those of the Company. A Options, whose exercise price reflects Market Value, usually comprise one lot and are exercisable over a relatively short time horizon, generating a financial commitment by the Beneficiary over the short term. The corresponding shares are subject to a period of unavailability, modulating the alignment of interests over the medium-term.

The mechanism for the exercising of B Options, in turn, is way of adjusting the gain in which the Beneficiary can realize, depending on the Company's performance over a longer time horizon, thus aligning the interests of the Beneficiary over a longer period.  The exercising of B Options will be obligatorily: (i) subject to a minimum lock-up period of 2 years, with the possibility of being divided into annual lots; (ii) proportional to the number of A Options exercised, linking the short with the long term, while the possibility of exercising B Options will depend on the commitment shown by the Beneficiary in the exercising of A Options; and (iii) under the terms of the options granted up to now, subject to an adjustment in accordance with variation in the market value (“Appreciation ”) on the shares of the Company between the date of the program and the exercising of B Options, with dividends and interest-on-equity added per share (appreciation criteria - item “h” below). With this, it is expected that the Beneficiary will have an interest in generating a return and creating value, in such a way that the total gain for him will depend directly on the Company’s performance, and therefore the gain obtained by its shareholders: B Options, necessarily linked to A Options, represent an adjustment mechanism, whereby the total number of shares which can be acquired by the Beneficiary will be adjusted in the future, the better the Company's performance over the long term, the higher the figure.

f. Maximum number of shares covered

The maximum quantity of shares that maybe subject to the granting of options, taken together for all the Company's plans, is equivalent to 5% of the paid-up capital, already taking into account the effect of dilution as a result of the exercising of all the options. On the date of this document, this amount corresponds to 21,661,489 ordinary shares issued by the Company.

g. Maximum number of options that will be granted

Each option guarantees the beneficiary of the right to acquire one ordinary share in the Company. This being the case, the quantity of options granted is linked to the limits of dilution described in item “f” above. On the date of this document, this amount corresponded to 9,742,400 options.

h. Conditions for the acquisition of shares

As a general rule, the options granted under the conventional granting model, as well as A Options granted under the Restricted Stock Option model, must be acquired at an exercise price equivalent to Market Value, with this price being subject to monetary correction and interest, as stipulated by the Board of Directors for each Program. For the Special Programs, due to the absorption of the options granted by Construtora Tenda S.A. before the incorporation of its shares by the Company, however, the exercise price is equivalent to the exercise price previously applicable to Construtora Tenda S.A. (which would reflect the market value of the shares issued by that company), duly adjusted in accordance with the share swap ratio established in the Protocol and Justification for the Incorporation of the Shares of Construtora Tenda S.A. by the Company.

B Options, when granted, may always be acquired at an exercise price of R$0.01, and because they are options that represents an adjustment factor applied to the total benefit which can eventually be received by the Beneficiary, the following conditions apply: (i) a minimum lock-up period of two years must be observed; (ii) the exercising of B Options are conditional on the number of A Options previously exercised; and (iii) the number of B Options exercisable is adjusted in accordance with the variation in the Market Value of the Company, in addition to the dividends and interest-on-equity paid, between the date of the program and the date of the exercising of B Options (“Appreciation”). In the Programs approved under the Restricted Stock Option model up to the present day, with the exception Special Program II, B Options were granted with an adjustment factor in the proportion of until 2 B Options for every A Option, in the case of key employees of the Company, and in the proportion of until 3 B Options for each A Option, in the case of the Company Directors. These adjustment proportions will be reduced to 1.5 and 2.5, respectively if the Appreciation should be less than 10%, being applied in full if the Appreciation is over 20%, and proportionally if the Appreciation is between 10% and 20%.

A number of B Options to be received by the former beneficiaries of Restricted Stock Options of Construtora Tenda S.A. take into account the A Options already exercised by them previously, and the corresponding terms of the Option Contract celebrated with the Company, it being ensured that after the application of this adjustment factor and the application of the share swap ratio as part of the Share Incorporation, each beneficiary will receive a maximum of 3 B Options for each A Option  in the first option grant; and with regard to the second grant, in which B Options will be divided into 2 lots, a maximum of  1.44 B Options for each A Option in the first lot, and a maximum of 3 B Options for each A Option in the second lot. These quotients will vary in accordance with the Appreciation obtained, in the same proportion as mentioned above, depending on whether the benefit is a director or a key employee.

In Program 2006, the options for each beneficiary were initially divided into 7 annual lots, each one respectively exercisable from March 1, 2007, and on the subsequent anniversaries of this date. Also, the Beneficiary is obliged to earmark a minimum percentage of the value received in annual bonus in the exercising of options, independent of the Program through which they were granted, with failure to do so meaning the loss to the right to exercise all the options in subsequent lots.  This percentage, initially 70% of the bonus, was reduced to 50% as a consequence of a decision by the Board of Directors, at a meeting held on August 4, 2010, to make the options more attractive, and thus encourage the commitment of the Beneficiaries to exercise them.

In Program 2007, the options of each Beneficiary were divided into 5 equal annual lots, each one of these exercisable respectively from March 1, 2008, and on subsequent anniversaries of this date.  Also, the Beneficiary is obliged to earmark at least 70% of the value received by him in annual bonus to the exercising of options, independently of the Program under which the options were granted, with failure to do so meaning the loss of the right to exercise or the options in subsequent periods.

In the first granting of Program 2008, the options for each Beneficiary are divided into 5 equal annual lots, with the first lot exercisable from April 1, 2009, and on subsequent anniversaries of this date.  Also, the beneficiary is obliged to earmark at least 70% of the value received in annual bonus by him in the exercising of options, independently of what program the options were granted under, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.

In the second option grant of Program 2008, A Options are the object of one lot, which could be exercised up to June 8, 2008; after this date, A Options not exercised, expired. The Beneficiary is obliged to earmark at least 25% of the value in annual bonus received by him to the exercising of options.  The B Options only become exercisable from May 9, 2011, when they can be exercised for a period of 30 days, if all the conditions described above are met.

In Program 2009, depending on the grant which they belong to, the options of each Beneficiary were initially divided into 4 or 5 annual lots, each of them exercisable from June 26, 2011, for June 26, 2010, and on the subsequent anniversaries of these dates.  At a meeting on August 4, 2010, the Board of Directors decided to regroup these options, respectively, into 3 or 4 annual lots, observing the initial lock-up periods. The Beneficiary is obliged to earmark a minimum percentage of the amount received by him in annual bonus to the exercising of options, independently of the Program under which they are granted, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.  This percentage, initially 70% of the bonus, was reduced to 50% of that amount as a result of a decision by the Board of Directors, at a meeting on August 4, 2010, with the aim of making the options more attractive, and encouraging the Beneficiary to exercise them.

In Program II 2009, A Options are exercisable between April 1, 2010 and June 30, 2010, after which they become extinct.  B Options are divided into 3 annual lots, each of which is exercisable respectively from December 17, 2011, and on subsequent anniversaries of this date, for a period of 30 days.  B Options are also subject to the conditions described above.

In the first granting in Program 2010, the options of each Beneficiary are divided into 5 equal annual lots, the first lot being exercisable from May 5, 2011, and the others being exercisable on the subsequent anniversaries of this date.  Also the beneficiary is obliged to earmark at least 50% of the value received by him in annual bonus in the exercising of options, independently of the program under which the options were granted, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.

In the second granting of Program 2010, A Options are exercisable between August 4, 2010 and September 30, 2010, after which they become extinct.  B Options are divided into 3 annual lots, each one of them exercisable, respectively, from August 4, 2012, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct.  The exercising of B Options is also subject to the conditions described above.

For the Special Programs I and III, structured in accordance with the conventional option grant model, the options for each Beneficiary are divided into 5 equal annual lots, with the first lot exercisable, respectively, from April 1, 2010 and September 1, 2010, and on the subsequent anniversaries of these dates.  Also the Beneficiary is obliged to earmark at least 70% of the value received by him in annual bonus to the exercising of options, independently of under which program the options were granted, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.

Special Program II, as already mentioned, held 2 grants under different conditions, both, however, being in accordance with the Restricted Stock Option model.  In the first grant of Special Program II, A Options are the object of one lot, with an exercise period up to April 30, 2010.  After this date, A Options not exercised became extinct.  B Options only become exercisable from May 11, 2012, when they can be exercised for a period of 30 days, provided the conditions described above have been fulfilled.

In the second grant of Special Program II, A Options are the object of one lot, with an exercise period up to April 30, 2010; after this date Options not exercised became extinct.  B Options are divided into 2 lots, exercisable respectively from May 11, 2011 and May 11, 2012, always for a period of 30 days, after which the options expire, and also observing the conditions described above.

In Program 2011, A Options are exercisable between April 01, 2011 and June 01, 2011, after which they become extinct. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct.  The exercising of B Options is also subject to the conditions described above.

In Council Program 2011, the options for each Beneficiary are divided into 3 equal annual lots, with the first lot exercisable from July 13, 2012, and on subsequent anniversaries of this date.  Also, the beneficiary is obliged to earmark at least 20% of the shares available in the exercisable lot, with failure to do so resulting in the loss of the right to exercise all the options.

In the first granting of Program II 2011, the options for each Beneficiary are divided into 4 equal annual lots, with the first lot exercisable from July 13, 2012, and on subsequent anniversaries of this date.  Also, the beneficiary is obliged to earmark at least 50% of the value received in annual bonus by him in the exercising of options, independently of what program the options were granted under, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.

In Program II 2010, A Options are exercisable between April 13, 2011 and August 12, 2011, after which they become extinct.  B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct.  The exercising of B Options is also subject to the conditions described above.

Under the first 2012 Program Grand, A Options are exercisable between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2014 and May 30, 2014 for all others, after which they will be cancelled. For executive officers, B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of August 20, 2014 and on the subsequent anniversaries of this date for a period of 30 days, after which they will be cancelled. In all other cases, all of the B Options will be exercisable as of August 20, 2014 for a period of 30 days, after which they will be cancelled. The exercise of B Options is nonetheless subject to the conditions above.

Under the second 2012 Program grant, the options of each Beneficiary are divided into 3 annual lots, the first of which is exercisable as of May 1, 2013 and the remainder of which on the subsequent anniversaries of this date. Beneficiaries are furthermore required to allocate at least 50% of the amount received as an annual bonus to the exercise of options, regardless of the program under which they were granted, or shall lose the right to exercise all options in subsequent lots.

Under the third 2012 Program grant, the Beneficiary`s options are dividing into 4 equal annual lots, the first of which is exercisable as of 2014 and the remaining lots, on the subsequent anniversaries of this date. To receive this grant, the Beneficiary must, in addition to the minimum mention in the paragraphs above, allocate 20% or 30% of the amount received as annual bonus to the purchase of Company shares on the market. In this case, the Company will grant 2 times of 2.5 times the number of shares acquired by the Beneficiary as stock options.

i. Criteria for the fixing purchase or exercise price

As a general rule, the exercise price of the options must be equivalent to the average price of the Company's shares over the last 30 trading days on BM&FBOVESPA S.A. Sao Paulo stock exchange (“Market Value”), and which may have monetary correction applied based on the variation in price indices to be determined by the Board of Directors, as well as interest added, in accordance with the determinations of the Board of Directors for each Program. This price is deducted from dividends and interest-on-equity paid per share of the Company from the date the A Options are granted to their effective exercise date.

It is understood that the setting of the exercise price to market value is necessary to better align the interests of the Beneficiaries in generating value for the Company's shareholders: gains on the B Options being obtained to the extent that the Company's shares appreciate in the market.  The possibility of interest being added exists because the exercise price represents a minimum rate of return, so that the Beneficiaries receive a gain only in the case of the shares guaranteeing a minimum return, at the criteria of the Board of Directors.

It is important to observe that the exercise price of the conventional options is subject to monetary correction, generally by the IGP-M index, and also the addition of interest, usually 3% to 6% per year. With the objective of making the exercising of the options more attractive and to retain executives over the long term, the Board of Directors decided on August 4, 2010, that he terms of monetary correction and interest added for the Programs would be applied up to May 6, 2010.

The deduction of interest-on-equity and dividends is a way of guaranteeing that the Beneficiaries participate in the results obtained by the Company during the period, seeing that they have already been granted options, but have not yet become shareholders, because of the design of the particular program (lock-up periods). On the other hand, it ensures that the results will only be received by the Beneficiary if he remains of the Company and exercises his options, becoming an effective shareholder.

B Options granted under the Restricted Stock Option model may be exercised at the price of R$0.01, but are mandatorily linked to A Options. The exercise price is justified in so far that the B Options act an adjustment factor in the number of shares that the Beneficiary will have the right to acquire over the long term (and consequently the possible total capital gain that he will receive).  And this necessarily depends on the initial disbursement referring to the A Options, adjusted in accordance with the performance of the Company, and therefore in accordance with the gains provided to its shareholders.

Exceptionally for the Special Programs, the exercise price was fixed as a function of the exercise price previously established for the corresponding Beneficiaries in accordance with the respective program of Construtora Tenda S.A., and the swap ratio set for the incorporating of the shares of Construtora Tenda S.A. by the Company. It should be pointed out that the exercise price previously applicable under the plan of Construtora Tenda S.A. reflected the market value of the shares of that company, having been adjusted with the object of maintaining the economic characteristics previously applicable to the corresponding Beneficiaries.

j. Criteria for the fixing of the option exercise period

Under Program 2006, Program 2007, the 1st options granted in Program 2008, the 1st options granted in Program 2010, Special Program I and Special Program III, the options for each Beneficiary are divided into 5 equal annual lots, each one of these being respectively exercisable from a particular date (March 1, 2007 for Program 2006; March 1, 2008 for Program 2007; April 1, 2009 for the 1st options granted under Program 2008; May 5, 2011 for the 1st options granted under Program 2010; April 1, 2010 for Special Program I; and September 1, for Special Program III) and on the subsequent anniversaries of this date. The division of the options into lots meets the objectives of tying the Beneficiary to the company, and aligning short, medium and long-term interests. The options in each annual lot may be exercised within a period of 10 years from the moment they become exercisable, this period being reduced to 3 years if the Beneficiary does not use the obligatory tranche destined from his annual bonus. The period of 10 years signifies an opportunity for the Beneficiary to have longer time interval in which to choose the most appropriate moment to commit his funds, offering in counterparty the effective commitment of his bonus.

For the second set of options granted under Program 2008, the A Options were put together in one lot, with an exercise period of 30 days, running to June 8, 2008; after this date, A Options not exercised expired. This time limit was established as a way of tying in the Beneficiary and demonstrating commitment to the Company.  The B Options only become exercisable on May 9, 2011, and only in proportion that the Beneficiary has previously exercised his A options, these being exercisable within a period of 30 days, in accordance with the methodology described in item “h” above. The existence of a longer lock-up period for the B Options is justified because of the period necessary to verify the Company's performance over the long term, which necessarily results in an adjustment in the number of B Options exercisable, and therefore in the adjustment of the total number of shares that the Beneficiary will be entitled to over that time horizon. With respect to the exercise period of 30 days for the B Options, it is believed that this period is reasonable seeing that the exercising of the options has already been planned by the Beneficiary, representing the end of the program in question.

Under Program 2009, depending on the option grant to which they belong, the options of each Beneficiary were initially divided into 4 or 5 annual lots, each being exercisable, respectively, from June 26, 2011 or June 26, 2010, and on the subsequent anniversaries of these dates. These options were respectively regrouped into the annual lots of 3 and 4 in accordance with a decision by the Board of Directors on August 4, 2010. The division of the options into lots meets the objective of tying in the Beneficiary and aligning short, medium and long-term interests, as already stated. The options in each annual lot may be exercised within a period of 10 years from the time the B Options become exercisable, with this period being reduced to 3 years if the beneficiary does not use the obligatory tranche of his bonus.

While in the case of Program II 2009, the A Options may be exercised between April 1, 2010 and June 30, 2010, after which they become extinct. As mentioned above, this time limit has been established to tie in the Beneficiary and demonstrate his commitment to the Company.  The B Options are divided into 3 annual lots, each one of these exercisable, respectively, from December 17, 2011, and on subsequent anniversaries of this date, being exercisable for period of 30 days after which they become extinct, and only in the proportion that the beneficiary has previously exercised his A Options. The lock-up periods for the exercising of the B Options are fixed observing the same criteria and fundamentals described above in relation to the second series of options granted under Program 2008.

With regard to the second set of options granted under Program 2010, the A Options may be exercised between August 4, 2010 and September 30, 2010, after which they become extinct. As mentioned above, this time has been established as a way of tying in the Beneficiary and demonstrating his commitment to the Company.  The B Options are divided into 3 annual lots, each one of which are exercisable, respectively, from August 4, 2012, and on subsequent anniversaries of this date, exercisable for a period of 30 days after which they become extinct, and only in the proportion that the beneficiary has previously exercised his A Options. The lock-up periods for the exercising of the B Option are fixed observing the same criteria and fundamentals described above with regard to the 2nd set of options granted under Program 2008.

Under Special Program II, the A Options are the object of one lot, which for both grants, can be exercised up to April 30, 2010; after this date A Options not exercised expire. This time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. The case of the first option grant, B Options only become exercisable on May 11, 2012, and can be exercised within a period of 30 days, and only in proportion that the Beneficiary has previously exercised his A Options. The existence of a longer lock-up period and an exercise period of only 30 days for the B Options is justified for the reasons already cited above for the second set of options granted under Program 2008.  While in the case of the second grant, the B Options will be divided into 2 annual lots, exercisable and only in the proportion to which the beneficiary has previously exercised his A Options, always during a 30 day period, respectively from May 11, 2011, and May 11, 2012, dates which represents lock-up periods of 2 and 3 years, if we consider the date when the options were granted at Construtora Tenda S.A., before their switchover to the Company. The existence of a longer lock-up period and an exercise period of only 30 days for the B Options is justified by the reasons already outlined above for the second set of options granted under Program 2008, there being the existence of an additional lot of B Options with a relatively shorter lock-up period, justified by the previous migration from the plan for the Beneficiaries subject to the second grant under Special Program II, as explained in item “a” above.

In Program 2011, A Options are exercisable between April 01, 2011 and June 01, 2011, after which they become extinct. As mentioned above, this time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct, and only in the proportion that the Beneficiary has previously exercised his A Options. The lock-up periods for the exercising of the B Options are fixed observing the same criteria and fundamentals described above with regard to second granting of Program 2008.

Under the first granting of Program II 2011, the options for each Beneficiary are divided into 4 equal annual lots, with the first lot exercisable from July 13, 2012, and on subsequent anniversaries of this date. The division of the options into lots meets the objective of tying in the Beneficiary and aligning short, medium and long-term interests. The options in each annual lot may be exercised within a period of 10 years from the time they become exercisable, with this period being reduced to 3 years if the Beneficiary does not use the obligatory tranche of his bonus. The period of 10 years signifies an opportunity for the Beneficiary to have longer time interval in which to choose the most appropriate moment to commit his funds, offering in counterparty the effective commitment of his bonus.

Under the second granting of Program II 2011, the A Options may be exercised between July 13, 2011 and August 12, 2011, after which they become extinct. As mentioned above, this time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct, and only in the proportion that the Beneficiary has previously exercised his A Options. The lock-up periods for the exercising of the B Options are fixed observing the same criteria and fundamentals described above with regard to Program 2008.

Under Board Program 2011, the options for each Beneficiary are divided into 3 equal annual lots, with the first lot exercisable from July 13, 2012, and on subsequent anniversaries of this date. The division of the options into lots meets the objective of tying in the Beneficiary and aligning short, medium and long-term interests. The options in each annual lot may be exercised within a period of 10 years from the time they become exercisable, with this period being reduced to 3 years if the Beneficiary does not exercise at least 20% of the shares contained in the lot available for the exercising. The period of 10 years signifies an opportunity for the Beneficiary to have longer time interval in which to choose the most appropriate moment to commit his funds.

Under the first 2012 Program grant, A Options are exercisable between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2013 and May 30, 2014 for all others, after which time they will be cancelled. As explained above, this period was established as a means of linking the Beneficiary to demonstrated commitment to the Company. For executive officers, B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of August 20, 2014 and the subsequent anniversaries of this date, for a period of 30 days, after which they will be cancelled, and only in the proportion that the Beneficiary has previously exercised A Options. The vesting periods for B Options are established according to the same criteria and fundamentals described above regarding the second 2008 Program grant.

Under the second and third 2012 Program grands, the options of each Beneficiary are divided into 3 annual lots and 4 equal annual lots, respectively. For the second grant, the first lot is exercisable as of May 1, 2013 and the remaining lots, on the anniversary of this date. For the third grant, the first lot is exercisable as of 2014 and the remaining lots, on the anniversary of this date. The division of the options in lots meets the goals of linking the Beneficiary and aligning his or her short, medium and long term interest to those of the Company. The options of each annual lot may be exercised for a period of 10 years as of their vesting date, which will be reduced to 3 years should the Beneficiary fail to use the portion of the mandatory allocation of his or her bonus (only for the second grant). This 10 year period provides an opportunity for the Beneficiary to have a longer period to choose the best time to apply his or her resources to offset the effective allocation of his or her bonus.

k. Method of settlement

In general, the shares corresponding to the options exercised by the Beneficiaries are issued, while the corresponding capital increase, always within the authorized capital limit, is ratified by the Board of Directors. The Company also uses the shares held in treasury to supply shares for options exercised.

Under the programs approved up to the date of this Reference Form, the general rule is that the exercise price be paid in cash, at the time of the subscription or purchase of the corresponding shares.

l. Restrictions on the transfer of shares

At the meeting of the Board of Directors held on July 13, 2011, all the restrictions to share transfer were eliminated as a consequence of the grant of stock options under conventional model. Thus, all shares acquired by the Beneficiaries of the Plan, within the ambit of Program 2006, Program 2009, Granting 1 and Program 2010 will be free and clear for the transfer at any time. It is important to notice that the remaining grants under conventional model, such as first granting of Program II 2011, Board Program 2011, and second and third granting of Program 2012, the options were granted with no restrictions to the shares of the current exercise.

In case of options granted under the model Restricted Stock Options, the A Options are subject to lock-up. The second granting of Program 2008 and Special Program II have a lock-up term of 2 years, counted from the day of subscription or acquisition of the shares. In Program II 2009, the shares subscribed or acquired as a result of exercising the A Options could not be alienated by the beneficiary until December 17, 2010 (1 year counted from the day of Program II 2009), notwithstanding the date of acquisition. In the second granting of Program 2010, Program 2011 and second granting of Program II 2011, the rule is similar: the lock-up period for the shares of A Option is of 1 year counted from the date of the respective Program (respectively: August 4, 2011, April 1, 2012 and July 13, 2012), notwithstanding the date of acquisition of the shares.

Under the first 2012 Program Grant, A Options may only be exercised in the period from May 1 to May 30, 3013 for executive officers and between May 1 and May 30, 2014 for all others. In all cases, there is no lock-up period after the exercise of A Options, which were granted in 2012.

The shares subscribed or acquired as a result of the exercising of the B Options are not subject to any lock-up date.

m. Criteria and events which, when they occur, would result in the suspension, alteration or extinction of the option plan

The Option Plans for 2008 and 2006 may be altered or made extinct by the Board of Directors. Notwithstanding the powers of the Board of Directors, no decision may alter: (i) the limit of the number of shares which are the object of the plan; and (ii) the rights and obligations acquired by the beneficiary, related to any existing options granted under Option Plans 2008 and 2006.

Additionally, in the case of the dissolving, transformation, incorporation, merger, demerger or reorganization of the Company, under which the Company does not remain as an entity, or if it does remain as an entity, no longer has its shares traded on the stock exchange, the options may be transferred to the company of succession, or have their lock-up periods brought forward for exercising during a given period.

n. Effects of a manager leaving the governing bodies of the Company on his rights under the share-based compensation plan

Under the terms of Option Plans 2008 and 2006, if a Beneficiary leaves the Company this will have the following effects on the options granted to him, depending on his reason for leaving: (i) if there is just cause for his dismissal, all the options not exercise will become extinct; (ii) if there is no just cause for dismissal, or if the employee resigns voluntarily or opts to take retirement, the options already exercisable may be exercised within a period of 30 days, with the other options becoming extinct; (iii) in the case of the death or permanent disablement of the Beneficiary, all the options may be exercised by the Beneficiary or his successors within a period of 180 days. In all these cases, except for death or permanent disability, the restrictions on the transfer of shares to which they apply will remain in force.

The Board of Directors has the power to determine the treatment to be given to B Options granted to the Beneficiary under Option Plan 2008, in the event of leaving at the behest of the Company, provided there is no just cause for dismissal. Under the Programs approved under the Restricted Stock Option model, the Board of Directors has established rules for the advance exercising of the B Options, in proportion to the period in which the Beneficiary remained in the carrying out of his functions at the Company and observing the other conditions for the exercising of the B Options contained in Option Plan 2008 and the respective Programs.

Also, on August 4, 2010, the Board of Directors decided to establish the possibility of bringing forward the lock-up period date for all the options that had been granted to members of the statutory Executive Board (but not any other beneficiary of the plan), for an exercise period of 180 days, whenever the corresponding director is dismissed, without any just cause, for a period of 1 year counting from the relevant “corporate events”. Such corporate events are as follows: (i) operations involving corporate reorganization of the Company in which its shareholders’ equity comes to represent less than 50% of the shareholders’ equity of the resulting company; (ii) the acquisition, by any person or group, of a stake equivalent to 30% or more of the Company's paid-up capital; (iii) the obligatory public offering of shares of the Company, under the terms of Brazilian Corporation Law or the regulations of Novo Mercado; and (iv) a voluntary public offering for the purchase of shares in the Company which results in the acquisition of the majority of its paid-up capital. With this, it is expected that the members of the statutory Executive Board will not be unduly prejudiced by virtue of the occurrence of a relevant corporate operation, preventing the options from being lost as a result of the operations, which could imply a change in control of the Company. Thus, with continuing expectations for the future exercising of the options, the alignment of the interests of the Beneficiaries is maintained, while retaining the best talent.

In meeting held on July 13, 2011, the Board of Directors deliberated to extent this possibility to any options granted ot to be granted, to Executive Directors and members of Board of Directors of the Company and its wholly-owned subsidiary Construtora Tenda S.A.

The possibility of bringing forward the lock-up date for options, referred to in the paragraph above, is also applicable in the event of the Company being dissolved.

13.5. Shares or quotas directly or indirectly held, in Brazil or in other countries, and other securities convertible into shares or quotas, issued by the Company, its direct or indirect controlling shareholders, subsidiaries or companies under common control, by members of the Board of Directors, or the statutory executive board, or the Fiscal Council, grouped by body, on the date of the ending of the last financial year:

Shares Issued by the Company (1)(2)

	12.30.2012
	Ordinary shares		Total shares

Board of Directors	375,813	0.09%	375,813	0.09%
Fiscal Council	0	0.00%	0	0.00%
Executive Board	1,206,931	0.28%	1,206,931	0.28%

Total shares	433,229,779	100%	433,229,779	100%
	12.30.2011
	Ordinary shares		Total shares

Board of Directors	1,281,546	0.30%	1,281,546	0.30%
Fiscal Council	0	0.00%	0	0.00%
Executive Board	1,164,394	0.27%	1,164,394	0.27%

Total shares	432,699,559	100%	432,699,559	100%

	12.31.2010
	Ordinary shares		Total shares

Board of Directors	3,033,493	0.74%	3,033,493	0.74%
Fiscal Council	0	0.00%	0	0.00%
Executive Board	2,380,076	0.55%	2,380,076	0.55%

Total shares	431,515,375	100.00%	431,515,375	100.00%

(1) All the shares are held directly.
(2) Possible discrepancies identified under this item compared to the Consolidated Form referring to Art. 11 of CVM Instruction no. 358/02, dated September 30, 2009, as filed with the IPE system, are due to the fact that two new Board members of the Company were elected at an Extraordinary General Meeting held on October 14, 2010.

13.6. Concerning the compensation based on shares recognised in the results in the last 3 financial years and expected for the current financial year, for the Board of Directors and statutory Executive Board:

Financial Year 2010	Board of Directors (1)	Statutory Executive Board
Plans		2001	2002	2006	2006	2007 (5)	2009
b) Number of Members	5.67	3 of 5	4 of 5	4 of 5	1 of 5	n.a.	5
c) In relation to each granting of stock options
Date of granting	n.a.	4/20/2001 (2)	4/30/2002 (3)	3/31/2006	2/3/2006	n.a.	6/26/2009
Number of options granted	n.a.	1,470,000	480,000	1,680,028	3,000,000	n.a.	5,400,000
Term for options to become exercisable	n.a.	10% at the moment of signing the contract and 18% every year	10% at the moment of signing the contract and 18% every year	5 years (14.28% or 28.58% each year)	5 years (14.28% or 28.58% each year)	n.a.	4 years (25% each year) or 4 years (after 2 years, 20% and 40% on subsequent years)
Time limit for the exercising of options	n.a.	10 years	10 years	10 years	10 years	n.a.	10 years
Time limit on the restrictions for the transfer of shares	n.a.	None	None	1 year	1 year	n.a.	1 year
Weighted average price for the exercising of each group of options
-open at the beginning of the financial year (2)	n.a.	R$3.64	R$6.31	R$12.87	R$3.36	n.a.	R$8.34
-lost during the financial year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
-exercised during the financial year	n.a.	R$4.07	R$6.60	R$13.49	R$3.51	n.a.	R$8.74
-expired during the financial year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
d) Fair value of options on the date of granting	n.a.	R$2.75 (2)	R$4.62 (3)	R$9.25	R$2.51	n.a.	R$8.53
e) Potential dilution in the event of all the options granted being exercised (6)	n.a.	0.34%	0.11%	0.39%	0.70%	n.a.	1.26%

Note: amounts do not reflect the adjustments as a result of the share split approved at the EGM held on 02.22.2010

(1) The Board of Directors does not have stock option plans

(2) Addendum of February 24, 2006

(3) Addendum of February 24, 2006

(4) Addendum of February 24, 2006

(5) Plan substituted by Plan 2009

(6) Dilution based on the total number of shares as at 12/31/2010

•         OBS.: The Program 2010, approved on August 4, 2010, does not make provision for any  granting of options to the Board of Directors or the Statutory Executive Board.

Financial Year 2011	Board of Directors (1)	Statutory Executive Board
Plans	2011	2001	2002	2006	2006	2007 (5)	2009	2011
b) Number of Members	8.00	3 of 5	4 of 5	4 of 5	1 of 5	n.a.	5	5.92
c) In relation to each granting of stock options
Date of granting	7/13/2011	4/20/2001 (2)	4/30/2002 (3)	3/31/2006	2/3/2006	n.a.	6/26/2009	7/13/2011
Number of options granted	800,000	1,470,000	480,000	1,680,028	3,000,000	n.a.	5,400,000	7,340,000 (Conventional Program); and 1,610,000 (Restricted Program)
Term for options to become exercisable	3 years (33%, 33% and 34%)	10% at the moment of signing the contract and 18% every year	10% at the moment of signing the contract and 18% every year	5 years (14.28% or 28.58% each year)	5 years (14.28% or 28.58% each year)	n.a.	4 years (25% each year) or 4 years (after 2 years, 20% and 40% on subsequent years)	4 years (25% each year –Conventional Program); and 4 years (0%, 30%, 30% and 40% B Type shares –Restricted Program)
Time limit for the exercising of options	10 years	10 years	10 years	10 years	10 years	n.a.	10 years	10 years (Conventional Program) and 30 days (Restricted Program – Shares B Type)
Time limit on the restrictions for the transfer of shares	None	None	None	None	None	None	None	None (Conventional Program) and 1 year (Restricted – share A type – None for share B type)
Weighted average price for the exercising of each group of options
-open at the beginning of the financial year (2)	R$7.71	R$3.47	R$6.26	R$13.14	R$3.39	n.a.	R$8.39	R$7.71 (Conventional and Restricted Program -Type A shares) R$0,01 (Restricted Program - Type B shares)
-lost during the financial year	n.a	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a
-exercised during the financial year	n.a	n.a	n.a	n.a	R$3.39	n.a.	n.a	R$7.71
-expired during the financial year	n.a	n.a.	n.a.	R$13.14	R$3.39	n.a.	R$8.39	n.a
d) Fair value of options on the date of granting	R$7.71	R$2.75 (2)	R$4.62 (3)	R$9.25	R$2.51	n.a.	R$8.53	R$7.71 (Conventional and Restricted Program -Type A shares) R$0,01 (Restricted Program - Type B shares)
e) Potential dilution in the event of all the options granted being exercised (6)	0.18%	0.34%	0.11%	0.39%	0.69%	n.a.	1.25%	2.07%

Note: amounts do not reflect the adjustments as a result of the share split approved at the EGM held on 02.22.2010

(1) The Board of Directors had its first stock option plan on July 13, 2011

(2) Addendum of February 24, 2006

(3) Addendum of February 24, 2006

(4) Addendum of February 24, 2006

(5) Plan substituted by Plan 2009

(6) Dilution based on the total number of shares as at 12/31/2010

Obs: In 2010 there was no grant of new programs to Statutory Executive Board or Board of Directors

Financial Year 2012	Board of Directors (1)	Statutory Executive Board
Plans		2011(2)	2012(2)
b) Number of Members	9.00	6.00	6.00
c) c) In relation to each granting of stock options
Date of granting	7/13/2011	7/13/2011	8/20/2012
Quantity of options granted	800,000	1,340,000 (Options A + Options B)	2,236,000 (Restricted Stock Options Program Options A + B) and 2,810,000 (Conventional Program)
Term for options to become exercisable	3 years (33%, 33% and 34%)	Options B - 4 years(0%, 30%, 30% and 40%)	Restricted Stock Options: Program 9 months for Options A and 4 years (0%, 30%, 30%, 40%) for Options B Conventional Program 3 years (50%, 30% and 20%)
Time limit for the exercising of options	10 years	30 days	Restricted Stock Options Program: 30 days Conventional Program:10 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year Options B: n.a.	n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the financial year	R$ 7.71	Options A: R$ 7.71 Options B: R$ 0.01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73
-lost during the financial year	n.a	n.a	n.a.
-exercised during the financial year	n.a.	R$ 7.71	n.a.
-expired during the financial year	R$ 7.71	n.a	n.a.
d) Fair value of options on the date of granting	R$ 7.71	Options A: R$7.71 Options B: R$0,01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73
e) Potential dilution in the event of all the options granted being exercised (3)	0.18%	0.31%	1.16%

(1) The Board of Directors 2011 Program expired during the year of 2012. No option was exercised.

(2) The options granted to the Statutory Executive Board under Program 2006, Program 2009, Program 2010 and first granting of Program II 2011 were replaced by options granted under Program 2012

(3) Dilution based in the total amount of shares on 12/31/2012

Financial Year 2013 - Forecast	Board of Directors	Statutory Executive Board
Plans		2011	2012
b) Number of Members	n.a.	6.00	7.00
c) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012
Number of options granted	n.a.	1,340,000 (Options A + Options B)	2,236,000 (Restricted Stock Options Program Options A + B) and 2,810,000 (Conventional Program)
Term for options to become exercisable	n.a.	Options B - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for Options A and 4 years (0%, 30%, 30%) for Options B Conventional Program: 3 years (50%, 30% and 20%)
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days Conventional Program: 10 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year Options B: n.a.	n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the financial year (3)	n.a.	Options B: R$ 0.01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73
-lost during the financial year	n.a	n.a	n.a.
-exercised during the financial year	n.a.	R$ 0.01	n.a.
-expired during the financial year	n.a	n.a	Na.
d) Fair value of options on the date of granting	n.a.	Options A: R$ 7.71 Options B: R$0.01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73
e) Potential dilution in the event of all the options granted being exercised (5)	na.	0.31%	1.16%
(1) Dilution based in the total amount of shares on 12/31/2012

13.7. Information with regard to options held open by the Board of Directors and the Statutory Executive Board at the end of the last financial year:

Financial Year 2012	Board of Directors (1)	Statutory Executive Board
Plans	-	2011	2012
b) Number of Members	9.00	6.00	6.00
c) Options still unexercised
i) Number of shares	n.a.	1,005,000 (Restricted Stock Options Program – Options B)	2,236,000 (Restricted Stock Options Program – Options A + B) and 2,810,000 (Conventional Program)
ii) Date in which they will become exercisable	n.a.	7/13/2013 (30% of total volume of options granted)

5/01/2013 (Restricted Program – Options A and 50% of total volume of options granted in the Conventional Program)

8/20/2014 (Restricted Program – Options B – 30% and following anniversaries 30% and 40% of the total granted)

iii) Maximum time limit for the exercising of options	n.a.	30 days	30 days (Restricted Program – Options B) and 10 years for the options of the Conventional Program
iv) Time limit on the restriction to the share transfer	n.a.	n.a.	n.a.
v) weighted average price for the exercising	n.a.	R$0.01	R$2.73 (Conventional Program and Options A of Restricted Program) R$0.01 (Options B of Restricted Program)
vi) Fair value of the options on the last day of the financial year	n.a.	R$0.01	R$ 2.73 (Conventional Program and Options A of Restricted Program) R$0.01 (Options B of Restricted Program)
d) Exercisable options
i) number of shares	n.a	n.a.	n.a.
ii) maximum time limit for the exercising of options	n.a	n.a.	n.a.
iii) time limit on the restriction to the share transfer	n.a	n.a.	n.a.
iv) weighted average price for the exercising	n.a	n.a.	n.a.
v) fair value of the options on the last day of the financial year	n.a	n.a.	n.a.
vi) fair value of the total options on the last business day of the financial year	n.a	n.a.	n.a.

(1) The Program 2011 of the Board of Directors has expired during 2012. No option was exercised.

(2) Programs replaced by Program 2012. In case of Program 2011, only the conventional granting was replaced; the granting of the Restricted program remained active.

13.8. Concerning the options exercised and shares delivered referring to the share-based compensation for the Board of Directors and Statutory Executive Board, in the last 3 financial years, the table below has been with the following content:

Financial Year 2010	Board of Directors (1)	Statutory Executive Board
Program (year) (2)		2000	2001	2002	2006	2006	2009
b) Number of members	5,67	2 of 5	3 of 5	4 of 5	4 of 5	1 of 5	5 of 5
c) Regarding exercised options:
i) number of shares	n.a.	189,000	170,100	75,600	373,005	2,531,658	775,000
ii) weighted average exercise price	n.a.	R$7.39	R$7.39	R$12.80	R$25.96	R$6.63	R$8.74
iii) Total value of the difference between exercise price and the market value of the shares related to the exercised options	n.a.	R$1,854,090	R$2,104,414	R$629,340	R$156,877	R$7,900,775	R$2,108,000
d) Regarding delivered shares, please inform: (3)
i) number of shares	n.a.	189,000	170,100	75,600	373,005	2,531,658	775,000
ii) weighted average acquisition price	n.a.	R$7.39	R$7.39	R$12.80	R$25.96	R$6.63	R$8.74
iii) Total value of the difference between the acquisition price and the market value of the acquired shares	n.a.	R$1,854,090.00	R$2,104,414.00	R$629,340.00	R$156,877.00	R$7,900,775.00	R$2,108,000

Note: Amounts do not reflect the adjustments as a result of the share split approved at the EGM held on 02.22.2010

(1) The Board of Directors does not have stock option plans.

(2) Term of the plan is 15 years.

(3) Under the model adopted by the Company all the shares exercised are delivered.

Financial Year 2011	Board of Directors	Statutory Executive Board
Program (year)	2011	2000	2001	2002	2006	2006	2009	2011
b) Number of members	8.00	2 of 5	3 of 5	4 of 5	4 of 5	1 of 5	5 of 5	5.92
c) Regarding exercised options:	-							-
i) number of shares	n.a.	n.a	n.a	n.a	n.a	468,342	n.a	157,455
ii) weighted average exercise price	n.a.	n.a	n.a	n.a	n.a	R$3.39	n.a	R$7.71
iii) total value of the difference between exercise price and market value of the shares related to the exercised options	n.a.	n.a	n.a	n.a	n.a	R$3,236,243.22	n.a	R$ (127,538.55)
d) Regarding delivered shares, please inform: (1)
i) number of shares	n.a.	n.a	n.a	n.a	n.a	468,342	n.a	157,455
ii) weighted average acquisition price	n.a.	n.a	n.a	n.a	n.a	R$3.39	n.a	R$7.71
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	n.a	n.a	n.a	n.a	R$3,236,243.22	n.a	R$ (127,538.55)
Note: Amounts do not reflect the adjustments as a result of the share split approved at the EGM held on 02.22.2010 (1) Under the model adopted by the Company all the shares exercised are delivered.

Financial Year 2012	Board of Directors (2)	Statutory Executive Board
Program (year)		2011 (3)
b) Number of members	9.00	6.00
c) Regarding exercised options:	-	-
i) number of shares	n.a.	172,808
ii) weighted average exercise price	n.a.	R$7.71
iii) total value of the difference between exercise price and market value of the shares related to the exercised options	n.a.	R$ (528,792)
d) Regarding delivered shares, please inform: (1)
i) number of shares	n.a.	172,808
ii) weighted average acquisition price	n.a.	R$7.71
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$ (528,792)

(1) Under the model adopted by the Company all the shares exercised are delivered.

(2) The Program 2011 of the Board of Directors expired during 2012. No option was exercised.

(3) The options granted to the Statutory Executive Board under Program 2006, Program 2009, Program 2010 and first granting of Program II 2011 were replaced by options granted under Program 2012

13.9. Information needed for the comprehension of the data disclosed in items 13.6 to 13.8  (including the pricing method for the value of shares and options):

Brief Description of the Formats for the Granting of Options

A. Traditional options (granted under Option Plan 2006; and Option Plan 2008, in the 1st set of options granted under Program 2008; Program 2009; in the 1st set of options granted under Program 2010, and Special Program I, Special Program III, in the 1st set of options granted under Program II 2011 and Board Program 2011 e and second and third granting of Program 2012)

Under this traditional option granting model, the options granted to each beneficiary are divided into annual option lots, whose right to exercise is acquired annually.

Every year, the Beneficiary must earmark a minimum percentage of his annual bonus to the exercising of the option lot in force in order to be able to acquire the right to exercise options in subsequent lots (in other words, for the lots to be incorporated). If the bonus is not allocated to the exercising of options, the future lots (not yet incorporated) of all the Programs will become extinct. Based on the partial exercising of options of a given incorporated lot, the Beneficiary has a period of 10 years to exercise his options partially or in full. In the case of the Beneficiary not allocating his bonus in the manner required by the corresponding Program, this time limit is reduced to 3 years, in the case of the lots already incorporated.

The exercise price, equivalent to the Market Value of the shares (with the exception of Special Program I and Special Program III, for which the exercise price is equivalent to the price applicable to the corresponding program launched by Construtora Tenda S.A. which has the objective of switching the program to the Company as a result of the absorption of the shares of Construtora Tenda S.A. into the Company, as a function of the share swap ratio established by the aforementioned share incorporation), for the options granted up to May 6, 2010, updated in accordance with the General Prices Indicator (IGP-M), with interest added which may vary between 3% and 6% a year (depending on the specific program) and deducting interest on equity and dividends paid in the period. The rules relating to monetary correction and the incidence of interest, ceased to apply from May 6, 2010 for existing programs, following a decision by the Board of Directors taken on August 4, 2010.

After the exercising of the options, the beneficiary must respect the minimum lock-up period for the shares acquired. This period, for the options granted under the traditional model up to July 13, 2011, was of 1 year following the exercising of the options and the acquisition of the corresponding shares. The rules related to the restriction of transfer of the shares acquired are no longer applied in the existing Programs from the decision date of the Board of Directors in a meeting held on July 13, 2011.

B. Restricted Stock Options (granted under Option Plan 2008, in the 2nd set of options granted under Program 2008, under Program II 2009, in the 2nd set of options granted under Program 2010, under Special Program II, under Program 2011 and in the 2nd set of options granted under Program II 2011 and the 1st set of options granted under Program 2012)

The options granted are divided into A Options and B Options.  The lot of A Options is incorporated (that is to say, they become exercisable) over the short term, and is available for exercising during a brief period at an exercise price equivalent to the Market Value of the shares (except in the case of Special Program II, for the reasons indicated above, as well as for Special Program I and Special Program III, if they are approved).  The B Options have an exercise price equivalent to R$0.01 each.  The B Options become exercisable after a lock-up period of 3 years counting from the date of granting, in the case of Program 2008.  While for Program II 2009, Program 2010, Program 2011 and in the 2nd set of options granted under Program II 2011, the B Options are divided into 3 annual lots, available for exercising within 2, 3 and 4 years counting from the date of granting, respectively.  For the 1st set of options granted under Special Program II, the B Options became available for exercising from May 11, 2012, which represents a lock-up period of a little over 2 years counting from the date of their granting by the Company. While in the 2nd set of options granted under Special Program II, the B Options were divided into 2 lots, available for exercise respectively from May 11, 2011 and May 11, 2012, which signifies respective lock-up period of approximately 1 year and 2 years, always counting from the date of granting by the company. Under the first 2012 Program Grant, B Options are divided into 3 annual lots, vested in 2, 3, and 4 years counted from the grant date for executive officers; in all other cases, B Options are vested in a period of 2 years counted from the grant date.

The quantity of B Options available for exercise is determined by the following factors:

•         Quantity of A options exercised, under the terms described in item 13.4 above, and

•         Variation in the appreciation targets of Company's shares in the period counting from the date of granting to the date of affective exercising of the B Options.

The lock-up period after the exercising of the A Options, is 2 years counting from the date of the B Options being exercised, in the case of Program 2008 and Special Program II, and 1 year counting from the date of the Program (independent of the date of exercising of the A Options), under Program II 2009, under Program 2010, under Program 2011 and in the 2nd set of options granted under Program II 2011. Under the first 2012 Program Grant, there are no restrictions to the sale of shares after exercise of A Options, as these were granted on August 20, 2012 and may only be exercised in the periods from May 1, to May 30, 2013 for executive officers and between May 1 and May 30, 2014 for all others. There are no restrictions, in any case, on the sale of shares acquired as a result of the exercising of the B Options.

a. Pricing model

The models used by the Company for the pricing of the options granted to its managers and employees are of the binomial model for the traditional options and the Monte Carlo model for the format of the Restricted Stock Options.

Binomial Model

The model is based on the premise that the behavior of the share price in future periods can be approximated into two possible trajectories: one ascending and the other descending.  In this way it is built on a “tree” of trajectories for the share price. The ascending factor and the descending factor are determined based on the volatility of the share and the interval of time between the steps of the “tree”. The trajectories for the share price are determined up to the expiry date.

In parallel, the “tree” is also constructed representing the value of the option for each period. The value of the option is determined backwards, which is to say starting from maturity. At the end of period, it is the owner of the option's decision whether to exercise it or not.

Monte Carlo Model

The Monte Carlo simulation is a popular alternative method, which allows the incorporation of various sources of uncertainty. This method comprises the execution of a number of steps: (1) determining the processes of uncertainty and the generation of inputs based on a sample of the distributions of the entry variables, (2) the carrying out of mathematical operations with inputs so as to generate outputs, (3) repeating the previous steps n  times, so as to obtain n outputs, and (4) through the results obtained, calculating statistical data, such as average and standard deviation.

The calculation algorithm for the Monte Carlo simulation consists of calculating the value of the option on its due-date for every trajectory, so as to obtain an average of the values. The value of the option at the starting time is given by the present value of the average found.

Bearing in mind that for the options granted under the Restricted Stock Option format, the quantity of B Options depends on the quantity of A Options exercised, as well as the application of a multiplier adjustment calculated as a function of the variation of the Appreciation targets for the Company's shares, the Monte Carlo method was adopted in the pricing of the options under the format mentioned.

b. Data and assumptions used in the pricing model, including the weighted average share price, the exercise price, expected volatility, life of the option, expected dividends and interest rates free of risk

Date of calculation

According to Technical Pronouncement CPC 10 – Payment Based on Shares, the options must be valued on their respective granting date (in this case, the date of the approval of the corresponding Program).

Weighted average share price

The price of the Company's shares considered as the basis for the calculation of the respective options, is Market Value based on the calculation of the exercise prices, except, as previously mentioned, for the approval of the Special Program.

Exercise price

•         Traditional options granted:

The exercise price for the options granted under the traditional format has been corrected in accordance with the variation in the IGP-M index, with interest of 3% to 6% a year added up to May 6, 2010. So as to incorporate this contractual condition, the exercise price has been corrected periodically during the binomial “tree”, so that at the moment of exercising, the value paid out refers to the corrected amount, up until the corresponding rules were applied.

The inflation index curve was obtained from the Reference Rates published by the BM&FBOVESPA S.A. – Sao Paulo stock exchange, having been interpolated for the respective due dates. The method adopted was linear interpolation.

•         Options granted under the Restricted Stock Option format:

The exercise price for the options granted under the Restricted Stock Option format is: (i) calculated based on Market Value for A Options and (ii) R$0.01 for B Options, without monetary correction over time.

Expected volatility

For the calculation of expected volatility annualized standard deviation was used taking the natural logarithms of the historic daily variations in the Company's share price

Option term

•         Traditional options granted:

For options granted following the traditional format, if the Beneficiaries allocate a percentage of their annual bonus for the acquisition of shares of a particular lot, the contractual period for the exercising of the options in this lot is 10 years counting from the date that the B Options become exercisable, in other words after their lock-up period, which may vary according to the Program in question.  If a percentage of the bonus is not allocated, the lots already incorporated (that is to say, which are exercisable) will have a period of 3 to be exercised.

•         Options granted under the Restricted Stock Option format:

For these option grants, the life of the options was obtained based on the contractual period of the option lock-up period (that is to say, based on the options that become available in the financial year), bearing in mind that under the Restricted Stock Option, format, the options are of the European type, that is to say exercisable only from a given date, and for a relatively short period. For more information referring to the life of options granted in accordance with the Restricted Stock Option format, see the other sub-items in Item 13.

Dividends expected (dividend yield)

The dividend yield represents the ratio between the dividend paid per share in a given period, and the price of the share in the market. This variable was calculated based on the historic distribution of dividends and interest-on-equity by the Company.

Interest rate free of risk

The interest rates free of risk had been obtained from the Brazilian Central Bank and referred to the Selic (Special System for Settlement and Custody) rate on the respective option granting dates.

c. Methods used and the premises assumed for the incorporation of the expected effects of advance exercising

It can be observed empirically that options are exercised by their owners before the end of the life of the option, in the case of traditional options. This behavior is due to various reasons, such as for example, personal liquidity requirements and the impossibility of hedge protection.

In this regard, the Company, so as to incorporate this peculiarity, adopts the assumption that the options will be exercised from the moment that the lots become exercisable, that is to say have been incorporated, following the end of the respective lock-up period. In this way, the option life adopted in the calculations varies between 1 and 5 years, in accordance with the number of lots and the corresponding lock-up period is in which the options are divided, seeing that the Beneficiaries may not exercise options of any type before the end of the lock-up period. In addition to this, for option pricing purposes options exercised in advance as a result of the death or permanent disability of the Beneficiary, or corporate events, have not been considered.

d. Method for the determination of expected volatility

For the calculation of expected volatility, the annualized standard deviation has been used of the natural logarithms of the daily historic variations in the Company's share price.

e. If there is any other characteristic of the option that has been incorporated in the measuring of its fair value

Vesting period

During the vesting period, options may not be exercised by the Beneficiaries. For options granted under the traditional format, this condition was included in the calculations with respect to options of the European type (which can only be exercised from a certain date) while they have not yet been incorporated. After their incorporation, the options become of the American type (that is to say, exercisable at any moment until the extinction date).

Restrictions on sale ("lock-up")

Contractually speaking, for A Options granted under the Restricted Stock Option model there is a restriction that exists on the sale of shares acquired to the exercising of options.  This restriction, also known as lock-up, varies between 1 and 2 years, in accordance with the specific conditions of each Program.

This restriction implies the reduction in the value of the shares for the Beneficiary considering that the shares are illiquid at the time of exercising the options. So as to take these characteristics into account, a discount has been applied due to lack of liquidity in the share price under the “protective put” method.  According to this method, the value of a European type put option with a period equal to the lock-up period is calculated, assuming volatility and interest rates free of risk identical to those used in each plan. The value arrived at for this put option is therefore divided by the value of the share price on the date of granting, so that there is a percentage discount.  This discount is finally applied to the option, reducing its respective value.

This methodology is no longer applicable to the traditional programs, as, under the terms of the Meeting of the Board of Directors held on July 13, 2011, all restrictions for the transfer and sale were released from this date for the shares already acquired and shares that might be acquired, in such Programs.

13.10. Information on the pension plan in force offered to members of the Board of Directors and statutory Executive Board:

Not applicable, considering that no pension plans have been offered either to members of the Board of Directors or statutory directors.

13.11. Compensation, in the last 3 financial years, of the Board of Directors, the Statutory Executive Board and the Fiscal Council

Year 2010	Board of Directors	Fiscal Council	Statutory Executive Board
Number of members	5.67	3.00	5.00
Value of the highest individual compensation/year (1)	242,100	45,600	2,479,913
Value of the lowest individual compensation/year (2)	161,400	45,600	1,453,309
Average value of individual compensation/year (3)	168,547	45,600	1,842,653

Note:

(1) Considers the highest individual annual compensation effectively received, considering all the members, and that the member with the highest compensation has remained for 12 months with the governing body.

(2) Considers the lowest individual annual compensation effectively received, only including members who have been with the governing body for 12 months, excluding those remained for a shorter period.
(3) Total amount of compensation paid divided by the number of members declared for the period.

Year 2011	Board of Directors	Fiscal Council	Statutory Executive Board
Number of members	8.00	3.00	5.92
Value of the highest individual compensation/year (1)	293,062	45,600	2,679,168
Value of the lowest individual compensation/year (2)	129,478	45,600	1,539,857
Average value of individual compensation/year (3)	212,854	45,600	1,942,100

Note:

(1) Considers the highest individual annual compensation effectively received, considering all the members, and that the member with the highest compensation has remained for 12 months with the governing body.

(2) Considers the lowest individual annual compensation effectively received, only including members who have been with the governing body for 12 months, excluding those remained for a shorter period.
(3) Total amount of compensation paid divided by the number of members declared for the period.

The amounts presented above refer to fixed compensation (Board of Directors, Fiscal Council and Statutory Executive Board), short-term variable Statutory Executive Board) and long-term incentives, based on stock option plans (Board of Directors and Statutory Executive Board).

Year 2012	Board of Directors	Fiscal Council	Statutory Executive Board
Number of members	9.00	3.00	5.83
Value of the highest individual compensation/year (1)	320,824	45,600	6,123,879
Value of the lowest individual compensation/year (2)	224,056	45,600	3,165,013
Average value of individual compensation/year (3)	244,561	45,980	3,575,601

Note:

(1) Considers the highest individual annual compensation effectively received, considering all the members, and that the member with the highest compensation has remained for 12 months with the governing body.

(2) Considers the lowest individual annual compensation effectively received, only including members who have been with the governing body for 12 months, excluding those remained for a shorter period.
(3) Total amount of compensation paid divided by the number of members declared for the period.

The amounts presented above refer to fixed compensation (Board of Directors, Fiscal Council and Statutory Executive Board), short-term compensation (Statutory Executive Board) and long-term incentives, based on stock option plans (Board of Directors and Statutory Executive Board). In the latest, the amounts presented are regarding the accounting costs calculated in the year of 2012, of existing programs in 12.31.12.

13.12. Contractual arrangements, insurance policies or other instruments which structure mechanisms of compensation or indemnification for managers in the event of dismissal from their post or retirement (including the financial consequences for the Company):

None.

13.13. Percentage of total compensation of each body recognized in the result of the company referring to members of the Board of Directors, the Executive Board or the Fiscal Council who are related parties to the controlling shareholders, directly or indirectly, as defined by the accounting rules covering this subject:

None.

13.14. Values recognized in the Company's results as compensation of members of the Board of Directors, Executive Board or Fiscal Council, grouped by body, for any reason which is not a function of which they occupy, such as for example, commissions and consulting services or services provided:

None.

13.15. Values recognized in the result of the controlling shareholders, direct or indirect, of companies under common control and subsidiaries of the company, in the compensation of members of the Board of Directors, the Executive Board or the Fiscal Council of the Company, grouped by body, specifying the amount of these values attributed to such individuals :

None.

13.16. Other relevant information:

Compensation Based on Shares

The values presented as long-term incentives, based on stock options programs reflect the accountant costs of all programs granted until the date of this Reference Form that are being amortized in the year of 2012 (tables of 2012) and 2013 (tables of 2013 and, therefore presented in our financial statements. These amounts are calculated in the moment of grant through Binomial model (traditional Stock Option Plans) and Monte Carlo (Restricted Stock Option Plans) and the calculated costs are amortized during its duration (usually 4 years).

The amounts presented do not represent the gains realized by the beneficiaries, since, as mentioned above, it is calculated in the moment of granting and not adjusted by the behavior of market, vesting rules, etc.

APPENDIX III

(As per items 12.6 to 12.9 of Appendix 24 of CVM Instruction No. 480 of December 17, 2009)

12.6. Candidates to Fiscal Council nominated by Company’s management:

The Company’s management proposes the election of the following members to Fiscal Council, whose key data are as follows:

a) Name	b) Age	c) Profession	d) Tax ID (CPF) or Passport number	e) Position	f) Election Date	g) Date of Investiture	h) Term of Office	i) Other Positions	j) Elected by the Controlling Shareholder
FISCAL COUNCIL
Olavo Fortes Campos Rodrigues Junior	51	Business Administrator	Tax ID (CPF/MF) no 769.488.977-20	Sitting member	Proposal to be submitted to AGM to be held on 13/4/2013	Not applicable	If elected, term of office until AGM 2014	Holds no other position in Company	Candidate indicated by the Management of Company
Adriano Rudek de Moura	50	Accountant	Tax ID (CPF/MF) no 037.059.028-73	Sitting member	Proposal to be submitted to AGM to be held on 13/4/2013	Not applicable	If elected, term of office until AGM 2014	Holds no other position in Company	Candidate nominated by Company Management
Luis Fernando Brum de Melo	33	Banker	Tax ID (CPF/MF) no 964.918.410-49	Sitting member	Proposal to be submitted to AGM to be held on 13/4/2013	Not applicable	If elected, term of office until AGM 2014	Holds no other position in Company	Candidate nominated by Company Management
Marcello Mascotto Iannalfo	45	Economist	Tax ID (CPF/MF) no 101.947.028-39	Alternate member	Proposal to be submitted to AGM to be held on 13/4/2013	Not applicable	If elected, term of office until AGM 2014	Holds no other position in Company	Candidate nominated by Company Management
Marcelo Martins Louro	42	Business Administrator	Tax ID (CPF/MF) no 118.319.918-02	Alternate member	Proposal to be submitted to AGM to be held on 13/4/2013	Not applicable	If elected, term of office until AGM 2014	Holds no other position in Company	Candidate nominated by Company Management
Laiza Fabiola Martins Santa Rosa	32	Economist	Tax ID (CPF/MF) no 294.953.408-29	Alternate member	Proposal to be submitted to AGM to be held on 13/4/2013	Not applicable	If elected, term of office until AGM 2014	Holds no other position in Company	Candidate nominated by Company Management

12.7. Members of statutory committees, audit committee, risk committee, finance committee and compensation committee:

Not applicable.

12.8. Regarding each of the candidates to the Fiscal Council:

a) Resumes:

Sitting Members

Olavo Fortes Campos Rodrigues Junior. He began his career at Arthur Andersen in the areas of auditing and consulting. He has professional experience in the management of companies in the services, manufacturing and retail industries, working for Carrefour, Pepsi-Cola and Alcoa Brazil and Argentina. In the past 5 years, he has held the following positions (i) CEO of Grupo Siciliano, a company that produces and sells of books and e-commerce; (ii) Superintendent Officer for Grupo Papaiz, a company that manufactures padlocks, door locks and related products; (iii) member of the Fiscal Council for Duke Energy International, Geração Paranapanema S.A., a company that generates hydroelectricity and trades energy; (iv) member of the Board of Directors for Renova Energia S.A., a company that generates renewable energy generation, especially wind energy; (v) Managing Partner of OREA Consultoria Empresarial, a company that provides consulting services for business management and corporate governance; (vi) President of the São Isidoro Foundation, a non-profit organization; (vii) member of the Company’s Fiscal Council; and (viii) member of the Fiscal Council for Construtora Tenda S.A., a publicly-held company that develops and build real estate projects. Construtora Tenda S.A. is a wholly-owned subsidiary of the Company and therefore, part of the same economic group.

Adriano Rudek de Moura. In the past 5 years he has held following positions (i) Administrative and Chief Financial Officer, and currently holds the position of Administrative, Finance and Investor Relations Vice-President of Electrolux do Brasil S.A., a company that produces and sells home appliances, also holding the position of Chief Financial Officer of Electrolux for Latin America; (ii) member of the Board of Directors of CTI – Compañia Tecno Industrial S.A., located in Chile, which produces and sells home appliances; (iii) member of the Company’s Fiscal Council; and (iv) member of the Fiscal Council for Construtora Tenda S.A., a publicly-held company that develops and build real estate projects. Construtora Tenda S.A. is a wholly-owned subsidiary of the Company and therefore, part of the same economic group.

Luis Fernando Brum de Melo. In the past 5 years he has held following positions: (i) Institutional Relation Manager and Executive Manager for Third-party Asset Management – VITER at Caixa Econômica Federal, a public bank focusing on management of third parties assets; and (ii) member of the Board of Directors for Ijuí Energia S.A., an Alupar Investment group company, responsible for implementing the São José Hydroelectric Plant (UHE) on the Ijuí River in the Northeastern region of Rio Grande do Sul State; (iii) member of the Board of Directors of Foz do Rio Claro Energia S.A.; and (iv) member of the Company’s Fiscal Council. None of the companies above if part of Company’s economic group.

Alternate Members

Marcello Mascotto Iannalfo. He is currently Administrative and Chief Financial Officer and Chairman of the Board of Directors for Areva Transmissão e Distribuição de Energia Ltda. in Chile, Argentina, Colombia and Venezuela, a company that sells equipment for transmission and distribution of electricity. In the past five years, he has held the following positions: (i) CFO and member of the Board of Directors for Power Transmission Industries S.A., a company that manufactures speed reducer and couplings; (ii) CFO for Termomecânica São Paulo S.A., a company that transforms non-ferrous metals; (iii) CFO for Trip Linhas Aéreas, an aviation company; (iv) CFO of the El Tejar Ltd group, an agricultural company; (v) alternate member of the Company’s Fiscal Council; and (vi) alternate member of the Fiscal Council for Construtora Tenda S.A. and Alphaville Urbanismo S.A. Construtora Tenda S.A. and Alphaville Urbanismo S.A. are subsidiaries of the Company and therefore, part of the same economic group.

Marcelo Martins Louro. He began his career at Arthur Andersen in the auditing and consulting areas and is currently Investor Relations Officer at T4F Entretenimento S.A., an entertainment company, and alternate member of the Fiscal Council of Alphaville Urbanismo S.A.. In the past 5  years, he has served in the following positions: (i) CFO of Alphaville Urbanismo S.A.; (ii) Planning and Control Officer of Construtora Tenda S.A.; and (iii) CFO of Scalina S.A., a textile company. Construtora Tenda S.A. and Alphaville Urbanismo S.A. are subsidiaries of the Company and therefore, part of the same economic group.

Laiza Fabiola Martins de Santa Rosa. In the past 5 years she has held the following positions: (i) Coordinator of Principal Empreendimentos Imobiliários, a company the provides collections and mortgage renegotiation services for Caixa Econômica Federal, CDHU and COHAB; (ii) Banking Technician, Commercial Relations Manager, Structured Operations Analyst and, currently, Senior Desk Operator of Third Parties Assets at Caixa Econômica Federal, , a public bank focusing on management of third parties assets None of the companies above is part of Company’s economic group.

b) Civil and administrative convictions (including criminal) involving the management and members of Fiscal Council:

Mr. Olavo Fortes Campos Rodrigues Junior declared, for all purposes that, in the last 5 years, he was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM or any judicial or administrative conviction in res judicata, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. Adriano Rudek de Moura declared, for all purposes that, in the last 5 years, he was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM or any judicial or administrative conviction in res judicata, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. Luis Fernando Brum de Melo declared, for all purposes that, in the last 5 years, he was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM or any judicial or administrative conviction in res judicata, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. Marcello Mascotto Iannalfo declared, for all purposes that, in the last 5 years, he was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM or any judicial or administrative conviction in res judicata, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. Marcelo Martins Louro declared, for all purposes that, in the last 5 years, he was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM or any judicial or administrative conviction in res judicata, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Ms. Laiza Fabiola Martins de Santa Rosa declared, for all purposes that, in the last 5 years, he was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM or any judicial or administrative conviction in res judicata, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

12.9. Marital or family relations to the second degree existing between:

a) the company’s management:

There are no marital or family relations to the second degree existing between any of the candidates to the Fiscal Council among themselves or the Company’s management.

Furthermore, as established by the Company’s Ethics Code, it is not allowed to hire immediate family members of any employee and/or management (such as mother, father, brothers, daughters or sons), nor spouses, cousins, aunts, uncles and nephews.

Stable relationships between employees and/or management are also prohibited.

b) (i) Company’s management and (ii) management of Company’s direct and indirect controlled companies

There are no marital or family relations to second degree existing between any of the candidates to the Fiscal Council and management of the Company’s direct and indirect subsidiaries.

Furthermore, as established by the Company’s Ethics Code, it is not allowed to hire immediate family members of any employee and/or management (such as mother, father, brothers, daughters or sons), nor spouses, cousins, aunts, uncles and nephews.

Stable relationships between employees and/or management of the Company and its direct and indirect subsidiaries are also prohibited.

c) (i) the company’s management or that of its direct or indirect subsidiaries and (ii) the company’s direct or indirect controllers
There are no marital or family relations to second degree existing between any of the candidates to the Fiscal Council and management of the Company’s direct and indirect controllers.
d) (i) company management and (ii) management of the company’s direct or indirect controllers
There are no marital or family relations to second degree existing between any of the candidates to the Fiscal Council and management of the Company’s direct and indirect subsidiaries.

12.10. Subordination relations, services provider or control maintained, in the last 3 fiscal years, between the candidates to the Fiscal Council and:

a) the company’s direct and indirect subsidiaries

In the last 3 years, candidate to alternate member of the Company’s Fiscal Council, Mr. Marcelo Martins Louro, served as CFO for Alphaville Urbanismo S.A. and Planning and Control Officer of Construtora Tenda S.A., Company subsidiaries, hold positions in the economic group until 2010. Currently, he holds only the position of alternate member of the Fiscal Council of the Company and Alphaville Urbanismo S.A., positions to which he was elected or is a candidate for election in 2013.

b) the company’s direct or indirect controllers
There is no relationship of this kind.
c) supplier, client, debtor, lender to the company, its controllers or subsidiaries, or subsidiaries of any of the former, as applicable

The Company’s Code of Ethics does not allow any relationship of this kind.

Additionally, according to the internal regulation of Company’s Audit Committee, this Committee is responsible for establishing the guidelines for the Company’s hiring of employees or former employees of external auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 20, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer